EXHIBIT 99.1

News Release

For Immediate Release 19-22-TR	Date:	July 24, 2019

Teck Reports Unaudited Second Quarter Results for 2019

•	Updated capital allocation policy and increased share buy-back by $600 million to $1.0 billion
•	B.C. Government has endorsed the use of saturated rock fills for water treatment at our steelmaking coal operations
•	Implementing our RACE21TM innovation-driven efficiency program to generate an initial $150 million in annualized EBITDA[1] improvements by the end of 2019

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) reported adjusted EBITDA2 of $1.2 billion for the second quarter. Profit attributable to shareholders was $231 million ($0.41 per share) for the second quarter of 2019 compared with $634 million ($1.10 per share) a year ago. Adjusted profit attributable to shareholders1 2 was $459 million ($0.81 per share) compared with $653 million ($1.14 per share) a year ago.

“We achieved a number of important milestones in the second quarter that have put Teck in a strong position moving forward,” said Don Lindsay, President and CEO. “The B.C. Government endorsed saturated rock fills to treat water at our steelmaking coal operations, we updated our capital allocation framework to reflect our focus on returning additional cash to shareholders and we are accelerating our innovation-driven efficiency program RACE21™ and aim to generate annualized EBITDA improvements.”

“These measures are part of Teck’s straightforward strategy of running our operations safely, efficiently and sustainably to generate cash, successfully executing our QB2 Project and returning excess capital to shareholders,” added Lindsay.

Significant Items

•
We have updated our capital allocation framework to reflect our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow[1] through supplemental dividends and/or share repurchases.

•
We announced that we will apply an additional $600 million to repurchase Class B subordinate voting shares, bringing the previously announced share buy-back under our normal course issuer bid to $1.0 billion. To date, we have repurchased approximately 18.8 million in shares for $552 million.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Marcia Smith, Senior Vice President, Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

•
The B.C. Government has endorsed saturated rock fills (SRFs) and we have received approval to begin construction to expand the SRF at our Elkview Operations. We estimate that over the long term, SRFs will significantly reduce capital and operating costs compared to active water treatment facilities of similar capacity.

•
We expect to generate an initial $150 million in annualized EBITDA improvements by the end of 2019 through the implementation of our RACE21TM innovation-driven efficiency program. We continue to review additional initiatives and will provide guidance on further potential EBITDA improvements for 2020 in February 2020 along with our normal annual guidance.

•
Profit attributable to shareholders was $231 million ($0.41 per share) in the second quarter compared with $634 million ($1.10 per share) a year ago. Adjusted profit attributable to shareholders was $459 million ($0.81 per share) compared with $653 million ($1.14 per share) in the second quarter of last year.

•
EBITDA was $808 million in the second quarter compared with $1.4 billion in the second quarter of 2018. Our adjusted EBITDA in the second quarter totaled $1.2 billion compared with $1.4 billion last year.

•
Gross profit was $1.1 billion in the second quarter compared with $1.2 billion a year ago. Gross profit before depreciation and amortization1 2 was $1.4 billion compared with $1.6 billion in the second quarter of 2018.

•
Despite government-imposed production curtailments, our energy business unit had strong performance in the second quarter. Our share of Fort Hills EBITDA was $70 million compared with $22 million in the first quarter of this year and $13 million in the second quarter of last year.

•
Consistent with our capital allocation framework, we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation and the operation will close in the second half of 2020. As a result of this decision, we have recorded an after-tax asset impairment charge in the second quarter of $109 million.

•
Construction at QB2 continues to advance. Critical path construction activities are on track and the project continues to ramp-up civil and infrastructure activities with over 3,100 people actively working on site across the six major construction areas. First production is targeted for the fourth quarter of 2021.

•	In May we signed a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 Project, which is expected to close in the third quarter.

•
We redeemed US$600 million of outstanding 8.5% notes due in 2024, reducing our outstanding notes to US$3.2 billion with no significant maturities until 2035. We recorded an after-tax charge of $166 million on the transaction.

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

2        Teck Resources Limited 2019 Second Quarter News Release

•	Our liquidity remains strong at $6.8 billion, including $1.6 billion in cash at July 24, 2019, of which $1.0 billion is on deposit in Chile for the development of the QB2 Project.

•
We were recognized as one of the top companies in Canada for corporate citizenship, placing fourth on the Best 50 Corporate Citizens in Canada ranking by Corporate Knights. This marks the thirteenth consecutive year that we have been named to the Best 50.

•
We have amended our 2019 capital expenditure guidance, operating cost guidance for our copper and zinc business units and production guidance in our steelmaking coal business unit. All changes are outlined in our Guidance tables on pages 32 to 35.

3        Teck Resources Limited 2019 Second Quarter News Release

This management’s discussion and analysis is dated as at July 24, 2019 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and six months ended June 30, 2019, the unaudited condensed financial statements of Teck and the notes theretofore the three months ended March 31, 2019 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2018. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2018, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our profit in the second quarter declined from a year ago partly due to significant charges related to our debt redemption and an asset impairment at our steelmaking coal operations, which are further described below. In addition, base metal prices were lower in the second quarter compared with a year ago, partially offset by an improved contribution from our energy business unit and the positive effect of a weaker Canadian dollar on our earnings. In the second quarter, LME copper and zinc prices each decreased by 11% from a year ago and averaged US$2.77 and US$1.25 per pound, respectively. Our average realized steelmaking coal price was similar to a year ago at US$182 per tonne. In our energy business unit, Western Canadian Select (WCS) prices continue to improve with WCS at Hardisty averaging US$49.13 per barrel in the second quarter compared with US$42.61 in the first quarter of this year and US$19.35 in the fourth quarter of 2018. WCS at the U.S. Gulf Coast remained strong, averaging US$62.01 in the second quarter.

Production of our principal products in the second quarter was similar to a year ago and improved from the first quarter of this year when we experienced various challenges with weather and logistics issues in our zinc and steelmaking coal operations. However, as a result of transportation logistics chain issues, challenging spring weather conditions in northwestern Alberta and geotechnical issues at our Cardinal River Operations, we now expect our 2019 steelmaking coal production to be between 25.5 and 26.0 million tonnes, down from our previous guidance range of 26.0 to 26.5 million tonnes. Fort Hills bitumen production in the second quarter continued to be below design capacity as a result of the Government of Alberta production curtailments that came into effect on January 1, 2019 and are now expected to continue through at least August 2019. We still expect to be within our annual production guidance for bitumen but with the extension of the curtailments, we now expect to be at the lower end of the range.

Consistent with our capital allocation framework, we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation and the operation will close in the second half of 2020. As a result of this decision, we have recorded an after-tax asset impairment charge in the second quarter of $109 million.

We redeemed US$600 million of 8.5% notes due in 2024, reducing our notes outstanding to US$3.2 billion with no significant maturities until 2035. As a result of this transaction, we incurred an after-tax charge of $166 million during the second quarter.

We announced that we will apply an additional $600 million to repurchase Class B subordinate shares, bringing our previously announced share buy-backs under our normal course issuer bid
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to $1.0 billion. To date we have completed approximately 55% of the $1.0 billion in share buy-backs.

Our balance sheet and financial position remain strong and we closed the quarter with $1.5 billion in cash and US$4.0 billion of undrawn credit facilities.

During the quarter, we signed a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 Project, which is expected to close in the third quarter. With the project financing and the partnering transaction with Sumitomo Metal Mining Co. Ltd. (SMM) and Sumitomo Corporation (SC), our first contributions to the project are not expected until early 2021.

Full construction of QB2 commenced in December 2018 with over 3,100 people actively working on site across the six major construction areas. Work in the quarter has focused on camp construction and civil earthworks in all areas, as well as commencement of concrete placement for the mill foundations with mobilization of the major contractors ongoing. First production is targeted for the fourth quarter of 2021.

We are accelerating our integrated innovation-driven efficiency program RACE21™, introduced in April 2019, that looks across the full value chain from mine to port. RACE21™ leverages existing, proven technology to improve productivity and lower costs with a focus on delivering significant value by 2021. By the end of 2019, we intend to implement initiatives that we expect will generate an initial $150 million in annualized EBITDA improvements. These initiatives primarily relate to the expansion of programs such as predictive maintenance, the use of mining analytics to improve cycle times and processing improvements. We expect the one-time implementation cost of these initiatives will be approximately $45 million in 2019 and that the benefits will be recurring.

We are continuing to review additional initiatives and will provide guidance on further potential EBITDA improvements for 2020 in February 2020 along with our normal annual guidance.

In addition to RACE21TM, in light of economic uncertainty and trade tensions we are actively evaluating further cost reduction initiatives, which can be implemented quickly in the event that commodity markets turn against us.

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Profit and Adjusted Profit

Profit attributable to shareholders in the second quarter was $231 million, or $0.41 per share, compared with $634 million, or $1.10 per share, in the same period a year ago.

Adjusted profit attributable to shareholders in the second quarter, taking into account the items identified in the table below, was $459 million, or $0.81 per share, compared with $653 million, or $1.14 per share, in the second quarter of 2018. The most significant items in the table below are a $166 million after-tax charge on our debt redemption and a $109 million after-tax impairment charge relating to our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation. In addition, the Alberta Government enacted legislation to reduce provincial corporate income taxes and we recorded a $39 million one-time benefit from the change.

The decrease in our adjusted profit compared with a year ago was primarily due to lower average base metal prices for copper and zinc in the quarter, negative pricing adjustments and increased unit costs at our steelmaking coal operations, which was anticipated in our full-year guidance. Partly offsetting these items was an improved contribution from our energy business unit and a weaker Canadian dollar, which has a positive effect on profit as our products are sold in U.S. dollars and the majority of our operating costs are incurred in Canadian dollars.

Profit and Adjusted Profit

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$231	$634	$861	$1,393
Add (deduct):
Debt prepayment option (gain) loss	(26)	15	(77)	24
Debt redemption loss	166	–	166	–
Asset impairment	109	–	109	–
Taxes and other	(21)	4	(32)	(11)
Adjusted profit attributable to shareholders[1]	$459	$653	$1,027	$1,406
Adjusted basic earnings per share1 2	$0.81	$1.14	$1.82	$2.45
Adjusted diluted earnings per share1 2	$0.81	$1.12	$1.80	$2.41
Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments, commodity derivatives, inventory write-downs and reversals, share-based compensation and changes in the discounted value of decommissioning and restoration costs at closed mines. Taken together, these items resulted in $77 million of after-tax losses ($113 million before tax) in the second quarter, or $0.14 per share. We do not adjust our reported profit for these items.

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FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except per share data)	2019	2018	2019	2018

Revenues and profit
Revenues	$3,138	$3,016	$6,244	$6,108
Gross profit before depreciation and amortization[1]	$1,446	$1,594	$2,861	$3,304
Gross profit	$1,051	$1,241	$2,093	$2,601
EBITDA[1]	$808	$1,403	$2,204	$2,958
Profit attributable to shareholders	$231	$634	$861	$1,393

Cash flow
Cash flow from operations	$1,120	$1,105	$1,640	$2,224
Property, plant and equipment expenditures	$599	$354	$1,081	$819
Capitalized stripping costs	$170	$175	$369	$372
Investments	$48	$110	$80	$136

Balance Sheet
Cash balances			$1,529	$1,631
Total assets			$41,215	$38,634
Debt and lease liabilities, including current portion			$4,865	$6,619

Per share amounts
Profit attributable to shareholders	$0.41	$1.10	$1.52	$2.43
Dividends declared	$0.05	$0.05	$0.10	$0.10

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal and bitumen)
Steelmaking coal (million tonnes)	6.4	6.3	12.5	12.5
Copper[2]	77	75	147	149
Zinc in concentrate	184	188	319	336
Zinc – refined	75	75	149	154
Bitumen (million barrels)2 3	3.2	0.7	6.0	0.7

Sales (000’s tonnes, except steelmaking coal and blended bitumen)
Steelmaking coal (million tonnes)	6.4	6.6	12.6	12.7
Copper[2]	77	74	151	151
Zinc in concentrate	112	115	267	255
Zinc – refined	75	77	150	154
Blended bitumen (million barrels)2 3	4.2	1.2	7.9	1.2

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$182	$183	$184	$194
Copper (LME cash – US$/pound)	$2.77	$3.12	$2.80	$3.14
Zinc (LME cash – US$/ pound)	$1.25	$1.41	$1.24	$1.48
Blended bitumen (realized US$/barrel)[3]	$51.40	$53.32	$47.08	$53.32
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.29	$1.33	$1.28

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and a reconciliation to GAAP measures.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Fort Hills results included from June 1, 2018.

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BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal	$1,588	$1,582	$3,140	$3,170
Copper	646	731	1,276	1,470
Zinc	609	625	1,321	1,390
Energy[1]	295	78	507	78
Total	$3,138	$3,016	$6,244	$6,108

Gross profit before depreciation and amortization[2]
Steelmaking coal	$919	$957	$1,828	$1,960
Copper	289	390	572	805
Zinc	168	234	369	526
Energy[1]	70	13	92	13
Total	$1,446	$1,594	$2,861	$3,304
Gross profit
Steelmaking coal	$720	$771	$1,446	$1,587
Copper	174	275	344	568
Zinc	123	194	274	445
Energy[1]	34	1	29	1
Total	$1,051	$1,241	$2,093	$2,601

Gross profit margins before depreciation2 3
Steelmaking coal	58%	60%	58%	62%
Copper	45%	53%	45%	55%
Zinc	28%	37%	28%	38%
Energy[1]	24%	17%	18%	17%

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

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STEELMAKING COAL BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Steelmaking coal price (realized US$/tonne)	$ 182	$ 183	$ 184	$ 194
Steelmaking coal price (realized CAD$/tonne)	$ 244	$ 236	$ 246	$ 248
Production (million tonnes)	6.4	6.3	12.5	12.5
Sales (million tonnes)	6.4	6.6	12.6	12.7
Gross profit before depreciation and amortization[1]	$ 919	$ 957	$ 1,828	$ 1,960
Gross profit	$ 720	$ 771	$ 1,446	$ 1,587
Property, plant and equipment expenditures	$ 157	$ 48	$ 297	$ 146

Performance

Gross profit in the second quarter from our steelmaking coal business unit was $720 million compared with $771 million a year ago. Gross profit before depreciation and amortization in the second quarter declined by $38 million from a year ago (see table below), primarily due to higher operating and transportation unit costs and a 3% decline in sales volumes. These items were partially offset by a weaker Canadian dollar and higher royalties received in respect of our Greenhills Operations under the joint venture extension agreement signed in the first quarter of 2019.

Sales volumes of 6.4 million tonnes were strong throughout the quarter. In May, our supply chain was affected by logistical issues including the workforce lockout at Neptune Bulk Terminals, since resolved, unplanned outages at Westshore and material handling issues. Demand remained strong in the quarter and our second quarter sales would have exceeded the high end of our original guidance of 6.4 to 6.6 million tonnes had there been no logistical issues.

The table below summarizes the change in gross profit, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in second quarter of 2018	$957
Increase (decrease):
Steelmaking coal price realized	(5)
Sales volumes	(42)
Unit operating and transportation costs	(71)
Poscan royalty	26
Foreign exchange	54
Net decrease	(38)
As reported in current quarter	$919

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
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Property, plant and equipment expenditures totaled $157 million in the second quarter, of which $89 million was for sustaining capital. Capitalized stripping costs were $115 million in the second quarter compared with $130 million a year ago.

Markets

Steel production and demand for seaborne steelmaking coal was strong through the second quarter of 2019. The market is supported by demand from continued steel-capacity growth in India and Southeast Asia and the relocation of steel production to coastal areas in China. While investment in capacity expansion is increasing, it remains low and challenging permitting processes for steelmaking coal mines limited the supply response.

The second quarter price index for steelmaking coal sold under quarterly contracts based on the average of three assessments was established at US$208 per tonne. Prices softened during the second quarter in response to the slowing macroeconomic outlook and uncertainty created by ongoing global trade disputes. Steelmaking coal prices remain near the average price of US$182 per tonne since January 1, 2008.

Operations

Second quarter production of 6.4 million tonnes was 127,000 tonnes higher than the same period a year ago as a result of quarterly production records at our Line Creek and Greenhills Operations and improved processing throughput at some of our operations. Production was constrained in the quarter by logistics issues, resulting in mine site stockpiles reaching maximum capacity at times and causing plants to be idle. As a result of the logistics chain issues, combined with mining challenges at our Cardinal River Operations, we have reduced our 2019 annual production guidance to between 25.5 and 26.0 million tonnes, down from our previous guidance of between 26.0 to 26.5 million tonnes.

The business unit achieved an all-time record for total material movement in the second quarter of 82 million bank cubic metres, a 6% increase from the same quarter a year ago. The increased mining activity reflects a decision to advance stripping activity in 2019 at our Elkview Operations in order to increase production beginning in the first quarter of 2020. The operations are fully utilizing equipment fleets and productivities remain historically high.

Consistent with our capital allocation framework, we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River Operations. MacKenzie Redcap major enhancement capital was not included in our 2019 capital spending guidance so this decision does not reduce our 2019 major enhancement capital spending guidance. The operation is expected to close in the second half of 2020 and then transition to care and maintenance. As a result of the decision not to proceed with the extension, we recorded an after-tax, non-cash impairment charge of $109 million in the second quarter.

Cost of Sales

As anticipated in our guidance, site unit cost of sales were higher in the second quarter at $66 per tonne compared with $59 per tonne a year ago. Costs are expected to decrease to between $62 and $65 per tonne in 2019, within our annual guidance range, as we anticipate a higher production run rate in the second half of the year. The increase in our cost of sales compared to a year ago is primarily attributable to higher overall labour costs and repair parts in order to
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maximize production and support increased mining activity. Additionally, mining in recently permitted areas at a number of our operations increased strip ratios in the second quarter compared with a year ago. All of these factors have increased unit cost per tonne, which was anticipated in our 2019 guidance.

Second quarter transportation costs were $39 per tonne, 8% higher compared to the same period a year ago, due to lower volumes, rate increases and demurrage charges associated with the logistics challenges in the quarter. We are expecting full year 2019 transportation costs to be at the high end of our annual guidance range of $37 to $39 per tonne due to the challenges in the first half of the year. In the second half of the year, outages are expected at Neptune Bulk Terminals to allow for in-water works as part of the facility upgrade.

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in CAD$ per tonne)	2019	2018	2019	2018
Adjusted site cost of sales[1]	$66	$59	$65	$58
Transportation costs	39	36	39	37
Unit costs[1]	$105	$95	$104	$95

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per tonne)	2019	2018	2019	2018
Adjusted site cost of sales[1]	$49	$45	$49	$46
Transportation costs	29	28	29	29
Unit costs[1]	$78	$73	$78	$75

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information and reconciliation to GAAP measures.

Our total cost of sales for the quarter also included a $14 per tonne charge for the amortization of capitalized stripping costs and $17 per tonne for other depreciation.

Outlook

We now expect our 2019 production to be between 25.5 and 26.0 million tonnes, below our previous guidance range of 26.0 to 26.5 million tonnes as a result of logistics issues identified above, challenging spring weather conditions in northwestern Alberta and geotechnical issues at our Cardinal River Operations. Logistics chain issues have limited our ability to move our coal to the port. As a result, we have prioritized production and associated rail capacity in the Elk Valley to higher margin products so that the affect on EBITDA will be minimal.

Steel mill margins are under pressure, mainly due to reduced steel prices and increased iron ore pricing, while the macroeconomic outlook and uncertainty created by ongoing global trade disputes continue to affect demand in some regions. We are expecting sales volumes in the third
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quarter of 2019 to be approximately 6.3 to 6.5 million tonnes. Ultimately, achieving our third quarter quarterly sales guidance depends on the performance of the rail transportation network and port facilities.

We expect our 2019 capital expenditures to be $50 million lower than our original guidance, predominantly due to the timing of expenditures. Of the $50 million, $25 million relates to sustaining capital expenditures and $25 million relates to major enhancement capital expenditures.

Mine sequence changes at some of our operations have increased our expected capitalized stripping costs in 2019 to approximately $445 million, above our original guidance of $410 million. This is a timing issue and spending on stripping in 2019 will reduce stripping costs in future years.

We continue to progress the Neptune Bulk Terminals facility upgrades, which will increase terminal loading capacity. The upgrades are expected to be completed in the fourth quarter of 2020. An updated cost estimate for the project is expected in the fourth quarter of 2019, and early indications are that costs on the project are expected to increase by 10 to 20% as a result of additional project scope, engineering design evolution and field productivity.

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short, medium and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation.

In accordance with the Plan, we have constructed the first active water treatment facility (AWTF) at our Line Creek Operations. The construction of the second AWTF at our Fording River Operations is advancing as planned and we are on schedule for late 2020 construction completion and commissioning of the facility.

The Elkview Operation’s Saturated Rock Fill (SRF) full-scale trial has been successfully operating since January 2018, treating up to 10 million litres of water per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.

The B.C. Government has endorsed SRFs and we have received approval to begin construction to expand the capacity of the Elkview SRF. This expansion of the Elkview SRF will replace the previously planned Elkview AWTF. We expect the expanded Elkview SRF to be operational in the fourth quarter of 2020. We estimate that over the long term, SRFs will significantly reduce capital and operating costs compared to AWTFs of similar capacity.

Capital spending on water treatment in 2019 is expected to be approximately $235 million, unchanged from last quarter, and includes the use of various innovative technical solutions to address water quality issues. These range from source control, including the development of a clean water diversion at Fording River, the expansion of the Elkview SRF, ongoing construction of Fording River AWTF South, advancing management of calcite and the early development of water treatment solutions for Fording River North. Additional research and development projects
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are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that active water treatment will continue to be required in certain locations where SRFs are not suitable. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue at least into the fourth quarter of 2019. It is not possible at this time to fully assess the viability of our potential defenses to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.

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COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Copper price (realized – US$/pound)	$2.75	$3.14	$2.80	$3.15
Production (000’s tonnes)	77	75	147	149
Sales (000’s tonnes)	77	74	151	151
Gross profit, before depreciation and amortization[1]	$289	$390	$572	$805
Gross profit	$174	$275	$344	$568
Property, plant and equipment expenditures	$337	$133	$580	$231
Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our copper business unit was $174 million in the second quarter compared with $275 million a year ago. Gross profit before depreciation and amortization decreased by $101 million compared with a year ago (see table below) primarily due to lower prices for copper and zinc and substantially lower zinc sales volumes from Antamina, as expected in our plan.

Copper production in the second quarter increased by 3% from a year ago primarily due to higher mill throughput and recovery at Highland Valley Copper. Our total cash unit costs before by-product credits in the second quarter were US$1.72 per pound compared to US$1.77 per pound in the same period a year ago. Lower zinc sales volumes and prices resulted in substantially lower co-product and by-product credits. As a result, cash unit costs after by-product credits of US$1.38 per pound in the second quarter were higher than US$1.21 per pound in the second quarter last year.

The table below summarizes the change in gross profit before depreciation and amortization, in our copper business unit for the quarter:

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2018	$390
Increase (decrease):
Copper price realized	(82)
Sales volumes	9
Unit operating costs	3
Co-product and by-product contribution	(39)
Inventory write-down	(5)
Foreign exchange	13
Net decrease	(101)
As reported in current quarter	$289

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

14        Teck Resources Limited 2019 Second Quarter News Release

Property, plant and equipment expenditures totaled $337 million, including $36 million for sustaining capital and $257 million for project development expenditures for QB2. Capitalized stripping costs were $52 million in the second quarter, $11 million higher than a year ago.

Markets

Tightness in the copper concentrate market increased during the second quarter as mine disruptions continued, while the commissioning of new smelting capacity in China accelerated. The concentrate market tightness is reflected in current spot treatment charges, which have fallen to six-year lows.

The copper market has come under pressure from the macroeconomic outlook and escalating global trade disputes, but prices stabilized in June on the possibility of trade deal resolutions. Despite market consensus for weaker global metal demand growth, the market is expected to remain in deficit in 2019.

LME copper prices in the second quarter of 2019 averaged US$2.77 per pound, down 3% from the first quarter and down 11% from the same quarter a year ago. Year to date, global exchange stocks are up 78,700 tonnes, but are still only 6.2 days of global consumption, well below the 25-year average of 12 days.

Operations

Highland Valley Copper

Copper production of 30,200 tonnes in the second quarter was 9% higher than a year ago mainly due to increased mill throughput and improved mill recoveries. Molybdenum production of 2.2 million pounds was the same as a year ago. Copper recoveries are expected to continue to improve during the second half of 2019 due to improving ore characteristics and the realization of benefits following the commissioning and ramp-up of the additional D3 ball mill, installed to increase grinding circuit capacity and recovery. Commissioning was completed in May and ramp-up is still in progress.

Operating costs, before changes in inventory and capitalized stripping, increased by $4 million, primarily due to slightly higher labour costs and timing of maintenance work.

Antamina

Copper production in the second quarter was 8% higher than a year ago at 115,100 tonnes primarily due to higher copper grades. Antamina processed slightly more copper-only ore and less copper-zinc ore than the same period last year. The mix of mill feed in the quarter was 55% copper-only ore and 45% copper-zinc ore, compared with 53% and 47%, respectively, a year ago. As expected in the mine plan, zinc production decreased 37% from last year to 79,100 tonnes due to lower grade and recovery.

Operating costs in the second quarter were 7% higher than a year ago due to rising prices for diesel and grinding supplies. In June, we signed a new three-year collective agreement with a one-time US$64 million labour settlement charge. We expect our US$14 million share to be recognized through cost of sales in the third quarter.
15        Teck Resources Limited 2019 Second Quarter News Release

Carmen de Andacollo

Copper production in the second quarter of 15,300 tonnes was 4% lower than a year ago primarily due to lower mill throughput due to a thickener failure in June that restricted production. Repairs were completed and the operation has been running normally since the start of July.

Operating costs in the second quarter, before changes in inventory, were US$11 million lower than a year ago, primarily due to the timing of major maintenance.

Quebrada Blanca

Copper production in the second quarter was 5,500 tonnes compared with 6,900 tonnes a year ago. Mining of supergene ore was completed in the fourth quarter of 2018, with mining equipment and personnel redeployed to QB2 construction activities. Cathode production is expected to continue until early 2020 at declining production rates as leaching of dump leach material and secondary extraction continues.

Excluding changes to inventory and inventory write-down provisions, operating costs were US$12 million lower than a year ago, primarily due to the end of mining operations during the fourth quarter of 2018.

Depreciation and amortization charges decreased by $13 million compared with a year ago partly due to the expected extension of cathode production into 2020.

Cost of Sales

Total cash unit costs of product sold in the second quarter, before cash margins for by-products, of US$1.72 per pound, were US$0.05 less than the same period a year ago. This was partly the result of increased copper sales volumes and the effect of spreading fixed costs over a greater volume of units sold and continued cost management focus.

Cash margin for by-products were US$0.34 per pound compared with US$0.56 per pound in the same period a year ago. This was primarily due to lower zinc prices and substantially lower zinc sales volumes, which were anticipated in our plan. The resulting net cash unit costs for copper, after by-products, of US$1.38 per pound were US$0.17 higher than US$1.21 in the same period a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales1 2	$1.53	$1.57	$1.59	$1.54
Smelter processing charges	0.19	0.20	0.20	0.19
Total cash unit costs[1]	$1.72	$1.77	$1.79	$1.73
Cash margin for by-products1 2	(0.34)	(0.56)	(0.32)	(0.55)
Net cash unit costs[1]	$1.38	$1.21	$1.47	$1.18

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

16        Teck Resources Limited 2019 Second Quarter News Release

Outlook

We continue to expect 2019 copper production to be in the range of 290,000 to 310,000 tonnes, slightly higher than 2018 production levels. The higher production is primarily due to improving throughput, grades and recoveries at Highland Valley Copper. We now expect 2019 molybdenum production of 9.5 million pounds, up from our previous guidance of 8 million pounds.

After by-product credits, we now expect copper unit costs to be in the range of US$1.40 to US$1.50 per pound, down from our previous guidance of US$1.45 to US$1.55 per pound, based on current production plans, by-product prices and exchange rates. We continue to expect copper unit costs for 2019 to be in the range of US$1.70 to US$1.80 per pound before margins from by-products, similar to 2018 levels.

We expect our 2019 capital expenditures to be $70 million lower than our original guidance, predominantly due to the timing of expenditures. Of the $70 million, $40 million relates to sustaining capital expenditures, $15 million relates to major enhancement capital expenditures and $15 million for new mine development.

Copper Development Projects

Quebrada Blanca Phase 2

Critical path construction activities are on track and the project continues to ramp up civil and infrastructure activities with over 3,100 people actively working on site. Earthworks activities are advancing in all areas and once complete, work fronts are being released to the contactors responsible for the major electro-mechanical and marine works. Contractors continue to mobilize resources into all areas, including at the concentrator, tailings facility, pipeline and port areas. In the concentrator area, concrete placement for the mill foundations is advancing well and has been ongoing since the initial pour on May 20, 2019. Development of project infrastructure continues with concrete plants, water and power supplies for construction well advanced. Camp construction remains a significant focus as a key enabler for the ramp-up of construction activities in the second half of 2019.

Project development expenditures in the second quarter were US$192 million with approximately 60% of the total budget committed under contracts and purchase orders to date. Engineering, contracting and procurement activities are currently 92%, 96% and 88% complete, respectively. Based on detailed analysis of the ramp-up of construction activities and associated cash payment timing for the remainder of the year, our capital expenditure estimate for 2019 is now expected to be US$1.1 billion, versus our previous estimate of US$1.4 billion. The project remains on track for construction completion in the fourth quarter of 2021 with ramp-up full production expected during 2022.

Drilling and engineering studies continued on the QB3 project during the quarter. The engineering studies are expected to conclude during the third quarter of 2019 in anticipation of commencing a prefeasibility study in the fourth quarter of 2019.

Other Copper Projects

During the second quarter, NuevaUnión continued to advance its Feasibility Study, which commenced in the third quarter of 2018 and is expected to be completed in late 2019. The
17        Teck Resources Limited 2019 Second Quarter News Release

project team continues to work closely with local communities and is preparing to submit an Environmental Impact Assessment to the regulatory authorities before the end of 2019. Teck and our partners continue to advance the development of five substantial base metals projects collectively referred to as the Satellite assets: Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek. At Zafranal, feasibility engineering was completed in the first quarter of 2019, which demonstrates competitive investment returns. Submission of the Zafranal Social and Environmental Impact Assessment (SEIA), originally scheduled for the second quarter of 2019, has been delayed to the second half of the year due to minor improvements to the project configuration and additional pre-submission reviews by the Peruvian regulator. At San Nicolás, a Prefeasibility Study and SEIA are advancing as planned, each of which is scheduled for completion in early 2020. At Galore Creek, a drill program and field studies were initiated in May 2019. Scoping studies are underway at Schaft Creek and Mesaba that are supported by field programs, and social and environmental baseline work.

18        Teck Resources Limited 2019 Second Quarter News Release

ZINC BUSINESS UNIT
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Zinc price (realized – US$/pound)	$1.23	$1.42	$1.22	$1.49
Production (000’s tonnes)
Refined zinc	75	75	149	154
Zinc in concentrate[1]	166	160	285	288
Sales (000’s tonnes)
Refined zinc	75	77	150	154
Zinc in concentrate[1]	95	89	234	208
Gross profit before depreciation and amortization[2]	$168	$234	$369	$526
Gross profit	$123	$194	$274	$445
Property, plant and equipment expenditures	$61	$86	$101	$137

Notes:
1)	Represents production and sales from Red Dog and Pend Oreille. Excludes co-product zinc production from our copper business unit.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Performance

Gross profit from our zinc business unit was $123 million in the second quarter compared with $194 million a year ago. Gross profit before depreciation and amortization decreased by $66 million (see table below) due primarily to lower zinc prices and a decrease in by-product revenues. Profit at Trail Operations was negatively affected by historically low treatment and refining charges and higher electricity costs. Treatment and refining charges have recently increased and will positively affect profits at Trail Operations in the second half of 2019.

Refined zinc and lead production at our Trail Operations in the second quarter were similar to the same period last year. At Red Dog, zinc and lead production in the second quarter rose by 3% and 13%, respectively, compared to a year ago.

19        Teck Resources Limited 2019 Second Quarter News Release

The table below summarizes the change in gross profit before depreciation and amortization, in our zinc business unit for the quarter.

Gross Profit Before Depreciation and Amortization[1] (CAD$ in millions)	Three months ended June 30,

As reported in the second quarter of 2018	$234
Increase (decrease):
Zinc price realized	(43)
Sales volumes	7
Unit operating costs	(9)
Electricity costs at Trail	(18)
Co-product and by-product contribution	(16)
Royalties	13
Net decrease	(66)
As reported in current quarter	$168

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Property, plant and equipment expenditures include $34 million for sustaining capital, of which $16 million relates to our Trail Operations and $18 million relates to Red Dog.

Markets

The zinc concentrate market remained in surplus during the second quarter. Mine production increased while smelters in China continue to face increased environmental regulation resulting in reduced metal production in the first half of 2019 versus the first half of 2018. The surplus concentrate market moved spot treatment charges upwards, but treatment charges stabilized during the quarter. The production reductions at Chinese smelters have resulted in increased imports of refined zinc into China, with imports up 18% to May 2019.

Demand for zinc has come under pressure as global galvanized sheet steel production has fallen an estimated 0.2% in the first quarter of this year, according to CRU. Zinc has also come under pressure from concerns over escalating global trade disputes and the macroeconomic outlook.

LME zinc prices averaged US$1.25 per pound in the second quarter of 2019, an increase of 2% over the previous quarter, but trended downward through the quarter. Year to date total global exchange inventories are up 14,800 tonnes to an estimated 4.6 days of consumption, but well below the 25-year average of 22.3 days.

Operations

Red Dog

Zinc production of 158,000 tonnes in the second quarter was 3% higher than a year ago as higher mill throughput was partially offset by lower zinc grades.

Operating costs in the second quarter, before inventory changes, were US$75 million, or US$7 million higher than last year, primarily due to higher diesel prices and property taxes.
20        Teck Resources Limited 2019 Second Quarter News Release

Work continues on the VIP2 mill upgrade project, which is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore, with planned start-up in the first half of 2020.

Trail Operations

Refined zinc production of 74,400 tonnes in the second quarter was similar to the same period a year ago as higher feed rates offset lower online time due to maintenance. Refined lead production in the second quarter of 15,900 tonnes was also similar to production in the same period last year as increased feed rates mostly offset lower lead content in the blend of feed material.

Silver production was 18% higher than a year ago as in process inventory that was temporarily built up in the first quarter of 2019 was drawn down to more normal levels. Silver production increased to 3.9 million ounces compared with 3.3 million ounces a year ago.

Operating costs in the second quarter rose by $28 million compared with a year ago. This increase was primarily due to higher electricity costs of $18 million in the period as a result of the sale of our two-thirds interest in the Waneta Dam in July 2018. Increased operating costs also resulted from additional work performed during annual zinc roaster and fuming furnace maintenance.

Sustaining capital expenditures in the quarter included $10 million for the Number 2 Acid Plant, and $6 million for various small projects. The construction of the acid plant is complete and it is now fully operational.

Pend Oreille

Zinc production during the second quarter of 8,400 tonnes was 2,600 tonnes higher than a year ago as mill throughput increased with better availability of underground ore sources. Pend Oreille is expected to exhaust its current reserves in July. Mining and concentrate production will be suspended on July 31, 2019 and the mine transitioned to care and maintenance. During the second quarter, US$3 million was accrued to reflect costs associated with the reduction in the workforce resulting from the suspension of operations.

As a result of placing the mine on care and maintenance, we expect production of zinc in concentrate for 2019 to be between 19,000 and 20,000 tonnes. The suspension of concentrate production at Pend Oreille is not expected to have a significant impact on our Trail Operations.
21        Teck Resources Limited 2019 Second Quarter News Release

Cost of Sales

Total cash unit costs of product sold in the second quarter, before cash margin for by-products, of US$0.51 per pound were US$0.04 per pound lower than a year ago, primarily due to historically low treatment and refining charges. Net cash unit costs for zinc, after by-products, of US$0.49 per pound were US$0.03 less than a year ago.

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2019	2018	2019	2018

Adjusted cash cost of sales[1]	$0.32	$0.31	$0.31	$0.30
Smelter processing charges	0.19	0.24	0.18	0.25
Total cash unit costs[1]	$0.51	0.55	$0.49	0.55
Cash margin for by-products[1]	(0.02)	(0.03)	(0.03)	(0.02)
Net cash unit costs[1]	$0.49	$0.52	$0.46	$0.53

Notes:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

Outlook

With strong performance at Red Dog during the second quarter and despite the early closure of Pend Oreille, we continue to expect zinc in concentrate production in 2019, including co-product zinc production from our copper business unit, to be in the range of 620,000 to 650,000 tonnes. We now expect lead production from Red Dog to be in the range of 90,000 to 95,000 tonnes, up from our previous guidance of 85,000 to 90,000 tonnes.

We now expect zinc unit costs to be in the range of US$0.30 to US$0.35 per pound after margins from by-products, down from our previous guidance of US$0.35 to US$0.40 per pound, based on current production plans, by-product prices and exchange rates. We continue to expect our 2019 zinc unit costs before margins from by-products to be in the range of US$0.50 to US$0.55 per pound. Unit costs after by-product margins vary significantly throughout the year with higher costs in the first half, as sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters.

We expect our 2019 capital expenditures to be $15 million lower than our original guidance, predominantly due to the timing of expenditures.

The Red Dog concentrate shipping season commenced on July 5, 2019. We expect sales of 165,000 to 170,000 tonnes of contained zinc in the third quarter, reflecting the normal seasonal pattern of Red Dog sales.

Trail uses a long-term concentrate purchase strategy that averages payment terms and results in composite treatment charge terms generally over two years, with the majority of concentrate purchases for the first half of 2019 referenced to 2018 benchmark terms, which were at historical lows. Treatment and refining charges have recently increased and will positively affect profits at Trail Operations in the second half of 2019.
22        Teck Resources Limited 2019 Second Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills1 2

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Blended bitumen price (realized US$/bbl)3 4	$51.40	$53.32	$47.08	$53.32
Bitumen price (realized CAD$/bbl)3 4	$62.28	$64.59	$55.83	$64.59
Operating netback (CAD$/bbl)3 4	$23.62	$13.85	$15.86	$13.85
Production (million bitumen barrels)	3.2	0.7	6.0	0.7
Production (average barrels per day)	35,158	24,978	33,030	24,978
Sales (million blended bitumen barrels)	4.2	1.2	7.9	1.2
Gross profit before depreciation and amortization[3]	$70	$13	$92	$13
Gross profit	$34	$1	$29	$1

Notes:
1)	Fort Hills financial results financial included from June 1, 2018.
2)	Fort Hills figures presented at our ownership interest of 21.3%.
3)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
4)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Performance

Notwithstanding the continued Government of Alberta curtailments, EBITDA from Fort Hills and gross profit before depreciation and amortization from our energy business was up from $22 million in the first quarter to $70 million in the second quarter. Operating results were supported by higher realized prices and strong operating performance in the quarter.

Our 21.3% share of bitumen production from Fort Hills was 35,158 barrels per day in the second quarter, an increase of 4,280 barrels per day compared to the first quarter of 2019. Production continues to be lower than design capacity due to the mandatory production curtailments that came into effect on January 1, 2019 and which have been extended, at declining rates, to at least the end of August 2019. The lower production due to the curtailment was partially offset through the purchase of 2,768 barrels per day of curtailment credits from other producers in the quarter.

Unit operating costs of $28.06 in the second quarter were affected by the lower production resulting from the curtailments and were similar to the first quarter of 2019. With the continued production curtailments, we now expect production to be at the low end of our annual guidance range and operating costs to be at the high end.

Fort Hills continues to assess the potential to de-bottleneck and expand its production capacity. De-bottlenecking opportunities will include the evaluation of near-term opportunities that would require minimal or no capital. Long-term opportunities that may require modest capital expenditures will also be looked at as the project matures. The near-term and long-term opportunities have the potential to increase Fort Hills’ production by 20,000 to 40,000 barrels per day of bitumen on a 100% basis. Our share of annual bitumen production could increase from 14 million barrels to approximately 15.5 to 17 million barrels over the medium term.
23        Teck Resources Limited 2019 Second Quarter News Release

In the second quarter, our share of Fort Hills’ capital expenditures was $37 million and we expect to remain within our annual guidance for the year. As previously disclosed, capital expenditures are expected to be elevated in 2019 due to planned tailings and equipment ramp-up spending.

Markets

Our blended bitumen price realizations are influenced by the monthly calendar NYMEX WTI, and Canadian heavy crude oil differentials at Hardisty and the U.S. Gulf Coast for Western Canadian Select (WCS). Price realizations are also marginally affected by the specific quality of our blended bitumen.

In the second quarter, NYMEX WTI averaged US$59.81 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of NYMEX WTI less US$10.68 per barrel, for a WCS blend value of US$49.13 per barrel. U.S. Gulf Coast deliveries were priced at an average of NYMEX WTI plus US$2.20 per barrel, for a WCS blend value of US$62.01 per barrel.

At both Hardisty and the U.S. Gulf Coast, differentials narrowed during the second quarter due to global reductions in heavy oil supply driven by the Government of Alberta mandated production curtailments, production issues in Venezuela, U.S. sanctions on Iran and strong refinery demand for heavy oil. In the latter half of the second quarter and into the third quarter, differentials have marginally widened on lower global oil demand and planned maintenance at certain refineries in the U.S.

24        Teck Resources Limited 2019 Second Quarter News Release

Operating Netback

The table below summarizes our Fort Hills operating netback:

	Three months ended June 30,		Six months ended June 30,
(Amounts reported in CAD$ per barrel of bitumen sold)	2019	2018[2]	2019	2018[2]

Bitumen price realized1 3 4	$62.28	$64.59	$55.83	$64.59
Crown royalties[5]	(1.19)	(3.59)	(1.45)	(3.59)
Transportation costs[6]	(9.41)	(8.90)	(9.83)	(8.90)
Adjusted operating costs 1 3 7	(28.06)	(38.25)	(28.69)	(38.25)
Operating netback[1]	$23.62	$13.85	$15.86	$13.85

Notes:
1)	Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further details.
2)	Fort Hills financial results included from June 1, 2018.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.
4)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

5)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase. Detailed information regarding Alberta oil sands royalties can be found on the following website: https://www.energy.alberta.ca/OS/OSRoyalty/Pages/default.aspx.

6)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

7)	Operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.

Outlook

Due to limited export capacity and the extreme price volatility for Alberta crude oil experienced in the fourth quarter of 2018, the Government of Alberta announced the curtailment of provincial crude oil and bitumen production, effective January 1, 2019. Initially set at 325,000 barrels per day, the Government of Alberta has subsequently reduced the curtailment level gradually to 150,000 barrels per day for August. It is uncertain when the curtailment will be lifted.

With the announced extension of the mandatory production curtailments through at least August and with the continued uncertainty of when they will be lifted, we now expect to be at the low end of our annual bitumen production guidance of 33,000 to 38,000 barrels per day. With the lower production, we expect third and fourth quarter unit operating costs to be similar to the first half of this year and to be near the high end of our guidance range of CAD$26.00 to CAD$29.00 per barrel for the year.

Frontier Energy Project

We anticipate receiving the Report of the Joint Review Panel (JRP) on July 25, 2019 and a federal decision statement for the project is not expected before the first quarter of 2020. Any further decisions on the project will depend on factors including our review of the JRP report, the
25        Teck Resources Limited 2019 Second Quarter News Release

outcome of the regulatory process, market conditions, and other considerations. Our expenditures on Frontier are limited to supporting the current regulatory process.

OTHER OPERATING INCOME AND EXPENSES

During the second quarter, we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River Operations and the operation will close in the second half of 2020. As a result of this decision, we have recorded an asset impairment charge of $171 million ($109 million, after-tax).

Other operating expense, net of other income, was $198 million in the second quarter compared with $117 million a year ago. Significant items included $65 million of negative settlement pricing adjustments, $39 million for take or pay contract costs, $43 million of environmental and care and maintenance costs, $11 million on commodity derivatives and $9 million in share based compensation.

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2019 and March 31, 2019.

	Outstanding at		Outstanding at
	June 30, 2019		March 31, 2019
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	172	2.71	142	2.94
Zinc	155	1.15	158	1.34

Our finance expense of $82 million in the second quarter increased by $27 million from a year ago. Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC, and on lease liabilities, letters of credit and standby fees, interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. The primary reason for the increase in our finance expense is that we are no longer capitalizing interest on Fort Hills and our lease liabilities have increased by $342 million as a result of the adoption of IFRS 16, Leases, on January 1, 2019. Partly offsetting this is a reduction in debt interest due to lower outstanding debt balances. The amount of interest capitalized against our development projects included $53 million for QB2.

Non-operating expense in the second quarter of $181 million included a $224 million loss on the redemption of debt in the quarter, of which $174 million was non-cash, and $18 million in foreign exchange losses. Partly offsetting this is a gain of $35 million on the revaluation of the embedded call option in our 2024 notes up to the date of the debt redemption. In addition, we recognized a gain of $37 million on the revaluation of the financial liability due to the effect of changes in interest rates for the preferential dividend stream relating to Empresa Nacional de Minería’s (ENAMI) interest in QBSA.

26        Teck Resources Limited 2019 Second Quarter News Release

Income Taxes

Income and resource taxes for the quarter were $120 million, or 32% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 27% as a result of resource taxes and higher rates in some foreign jurisdictions. This increase was partially offset by a deferred tax recovery of $39 million, which arose from legislation enacted to reduce the Alberta corporate tax rate from 12% to 8% over the next two and a half years. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to resource taxes in Canada and cash taxes in foreign jurisdictions.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	June 30,		December 31,
	2019		2018

Term notes	$3,209		$3,809
Unamortized fees and discounts	(31)		(31)
Lease liabilities	513		248
Other	26		20
Debt (US$ in millions)	$3,717		$4,046

Debt (Canadian $ equivalent)[1] (A)	$4,865		$5,519
Less cash balances	(1,529)		(1,734)
Net debt[2] (B)	$3,336		$3,785

Equity (C)	$23,955		$23,018
Debt to debt-plus-equity ratio[2] (A/(A+C))	17%		19%
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	12%		14%
Debt to EBITDA ratio2 3	0.9	x	0.9	x
Net debt to EBITDA ratio2 3	0.6	x	0.6	x
Average interest rate	5.6%		6.1%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our liquidity remains strong at $6.8 billion inclusive of $1.6 billion in cash, of which $1.0 billion is in Chile for the development of the QB2 Project. At June 30, 2019, the principal balance of our public notes was US$3.2 billion.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. The only financial covenant under our bank agreements is the requirement for our net debt to capitalization ratio not to exceed 55%. That ratio was 15% at June 30, 2019.
27        Teck Resources Limited 2019 Second Quarter News Release

With our return to investment grade credit ratings, various financial letters of credit we were required to provide were cancelled and the US$600 million revolving credit facility maturing November 2021 was terminated.

We maintain a US$4.0 billion committed revolving credit facility maturing November 2023, which was undrawn at June 30, 2019.

We also have various other uncommitted credit facilities, standby letters of credit, and surety bonds that secure our reclamation and other obligations in the amount of approximately $1.9 billion, $467 million, and $350 million, respectively. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

During the quarter, we redeemed US$600 million of our 8.5% notes, reducing our notes outstanding to US$3.2 billion with no significant maturities until 2035. On May 30, 2019, we announced the signing of a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 Project. The financing is anticipated to close before the end of the third quarter and first borrowing under the facility is not expected to be required until early 2020.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. We have updated the framework to reflect our intention to make additional cash returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed enhancement and growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; and (iv) our base $0.20 per share annual dividend. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time. Our results can be highly variable as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

Operating Cash Flow

Cash flow from operations in the second quarter was the same as a year ago at $1.1 billion, despite lower commodity prices in the quarter. The effect of lower commodity prices on our cash flow was offset by reduced income taxes paid in the quarter compared with a year ago, as well as a reduction in working capital items in the period.

The reduction in working capital items resulted in a source of cash of $139 million in the second quarter compared with minimal changes in the same period a year ago primarily due to a reduction of our accounts receivable in the period. At the end of the first quarter of this year, our accounts receivable balance was unusually high due to the timing of certain sales that occurred near the end of the quarter and were subsequently paid in early April.
28        Teck Resources Limited 2019 Second Quarter News Release

Investing Activities

Expenditures on property, plant and equipment were $599 million in the second quarter, including $257 million for the QB2 Project, $170 million on sustaining capital and $131 million on major enhancement projects. The largest components of sustaining expenditures were $89 million at our steelmaking coal operations, $18 million each at Antamina and Red Dog and $16 million at our Trail Operations.

Capitalized production stripping costs were $170 million in the second quarter compared with $175 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal mines.

The table below summarizes our year-to-date capital spending for 2019:

($ in millions)	Sustaining	Major Enhancement	New Mine Development	QB2 Project	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$170	$127	$–	$–	$297	$258	$555
Copper	64	25	49	442	580	100	680
Zinc	53	37	11	–	101	11	112
Energy	25	47	25	–	97	–	97
Corporate	6	–	–	–	6	–	6
	$318	$236	$85	$442	$1,081	$369	$1,450

Financing Activities

We continued to purchase shares under our normal course issuer bid. During the quarter, we announced that we will apply an additional $600 million to repurchase Class B subordinate shares, bringing our previously announced share buy-backs under our normal course issuer bid to $1.0 billion. To date, we have purchased approximately 18.8 million Class B subordinate voting shares for $552 million, of which $153 million was spent in the second quarter.

In June, we paid $28 million in respect of our regular base dividend of $0.05 per share.

In May, we redeemed US$600 million of 8.5% notes for approximately US$638 million of cash, which included the premium paid on the redemption.

Interest and various finance fees and charges paid in the second quarter were $101 million compared with $75 million a year ago. The increase is primarily due to interest paid on the advances from SMM/SC and lease liabilities.

FINANCIAL RISK MANAGEMENT

The sales of our products are denominated in U.S. dollars while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.
29        Teck Resources Limited 2019 Second Quarter News Release

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2019, $3.1 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. While investment in capacity expansion is increasing, it remains low and challenging permitting processes for steelmaking coal mines is limiting the supply response for steelmaking coal. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce. Price volatility will continue, but over the long-term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations and made selective short-term decisions to maximize production more specifically in our steelmaking coal operations to capture significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt. Further, the supply and demand balance for our products is favorable. Combined, these factors are significant positives for the outlook for our company.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

30        Teck Resources Limited 2019 Second Quarter News Release

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2019 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.32, is as follows:

	2019 Mid-Range		Estimated	Estimated
	Production		Effect of Change	Effect on
	Estimates[1]	Change	On Profit[2]	EBITDA[2]

US$ exchange		CAD$0.01	$ 45 million	$ 72 million
Steelmaking coal (million tonnes)	25.75	US$1/tonne	$ 20 million	$ 31 million
Copper (000’s tonnes)	300	US$0.01/lb.	$ 5 million	$ 8 million
Zinc (000’s tonnes)[3]	942.5	US$0.01/lb.	$ 10 million	$ 13 million
WCS (million bbl)[4]	13	US$1/bbl	$ 12 million	$ 17 million
WTI [5]		US$1/bbl	$ 9 million	$ 12 million

Notes:
1)	All production estimates are subject to change based on market and operating conditions.
2)
The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.

3)	Zinc includes 307,500 tonnes of refined zinc and 635,000 tonnes of zinc contained in concentrate.
4)	Bitumen volumes from our energy business unit.
5)
Our WTI oil price sensitivity takes into account our interest in Fort Hills for the relevant change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

31        Teck Resources Limited 2019 Second Quarter News Release

GUIDANCE

Production Guidance

The table below shows our share of production of our principal products for 2018, our current guidance for production in 2019 and for the following three years, which remains unchanged.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum, refined silver and bitumen)	2018	Previous 2019 Guidance	Change	Current 2019 Guidance	Three-Year Guidance 2020 – 2022

PRINCIPAL PRODUCTS

Steelmaking coal (million tonnes)	26.2	26.0 – 26.5	(0.5) – (0.5)	25.5 – 26.0	26.5 – 27.5

Copper1 2 3
Highland Valley Copper	100.8	115 – 120	–	115 – 120	135 – 155
Antamina	100.4	95 – 100	–	95 – 100	90 – 95
Carmen de Andacollo	67.2	62 – 67	–	62 – 67	60
Quebrada Blanca [5]	25.5	20 – 23	–	20 – 23	–
	293.9	290 – 310	–	290 – 310	285 – 305
Zinc1 2 4
Red Dog	583.2	535 – 555	0 – 5	535 – 560	500 – 520
Antamina	92.1	65 – 70	–	65 – 70	100 – 110
Pend Oreille	29.7	20 – 30	(1) – (10)	19 – 20	–
	705.0	620 – 650	0 – 0	620 – 650	600 – 630
Refined zinc
Trail Operations	302.9	305 – 310	–	305 – 310	310 – 315

Bitumen (million barrels)2 6 7
Fort Hills	6.8	12 – 14	–	12 – 14	14

OTHER PRODUCTS

Lead[1]
Red Dog	98.4	85 – 90	5 – 5	90 – 95	85 – 100

Refined lead
Trail Operations	61.0	70 – 75	–	70 – 75	85 – 95

Molybdenum (million pounds)1 2
Highland Valley Copper	8.7	6.0	2.0	8.0	4.0 – 5.0
Antamina	2.3	2.0	(0.5)	1.5	2.0 – 3.0
	11.0	8.0	1.5	9.5	6.0 – 8.0
Refined silver (million ounces)
Trail Operations	11.6	13 – 14	–	13 – 14	N/A

Notes:
1)	Metal contained in concentrate.
2)
We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.

3)	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4)	Total zinc includes co-product zinc production from our copper business unit.
5)	Excludes production from QB2 for three-year guidance 2020–2022.
6)	Production results are included from June 1, 2018.
7)	The 2020–2022 bitumen production guidance does not reflect potential near-term debottlenecking opportunities. See energy business unit for more information.

32        Teck Resources Limited 2019 Second Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q2 2019	Q3 2019 Guidance

Steelmaking coal (million tonnes)	6.4	6.3 – 6.5
Zinc (000’s tonnes)[1]
Red Dog	86	165 – 170

Note:
1)	Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2018 and our guidance for unit costs for selected principal products in 2019.

	2018	Previous 2019 Guidance	Change	Current 2019 Guidance

Steelmaking coal[1]
Adjusted site cost of sales[5]	$62	$62 – 65	$–	$62 – 65
Transportation costs	37	37 – 39	–	37 – 39
Unit costs[5] – CAD$/tonne	$99	$99 – 104	$–	$99 – 104

Copper[2]
Total cash unit costs[5] (US$/lb.)	$1.74	$1.70 – 1.80	$–	$1.70 – 1.80
Net cash unit costs3 5 (US$/lb.)	1.23	1.45 – 1.55	(0.05))(0.05)	1.40 – 1.50

Zinc[4]
Total cash unit costs[5] (US$/lb.)	$0.49	$0.50 – 0.55	$–	$0.50 – 0.55
Net cash unit costs3 5 (US$/lb.)	0.31	0.35 – 0.40	(0.05))(0.05)	0.30 – 0.35

Bitumen
Adjusted operating costs[5] (CAD$/barrel)	$32.89	$26 – 29	$–	$26 – 29

Notes:
1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne.
2)
Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.15 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.00 per ounce, a gold price of US$1,350 per ounce and a Canadian/U.S. dollar exchange rate of $1.32.

3)	After co and by-product margins.
4)
Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$0.90 per pound, a silver price of US$16.00 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.

5)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

33        Teck Resources Limited 2019 Second Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2018 and our capital expenditures guidance for 2019, which has decreased from our previous guidance.

(Teck’s share in CAD$ millions)	2018	Previous 2019 Guidance	Changes	Current 2019 Guidance
Sustaining
Steelmaking coal[1]	$232	$540	$(25)	$515
Copper	157	240	(40)	200
Zinc	225	170	(25)	145
Energy	21	60	–	60
Corporate	10	5	5	10
	$645	$1,015	$(85)	$930
Major Enhancement
Steelmaking coal[2]	$230	$410	$(25)	$385
Copper	62	70	(15)	55
Zinc	107	60	15	75
Energy	69	100	–	100
	$468	$640	$(25)	$615
New Mine Development
Copper[3]	$56	$130	$(15)	$115
Zinc	38	30	(5)	25
Energy	285	30	–	30
	$379	$190	$(20)	$170
Total
Steelmaking coal	$462	$950	$(50)	$900
Copper	275	440	(70)	370
Zinc	370	260	(15)	245
Energy	375	190	–	190
Corporate	10	5	5	10
	$1,492	$1,845	$(130)	$1,715

QB2 capital expenditures	$414	$1,930	(480)	$1,450
Total before SMM and SC contributions	1,906	3,775	(610)	3,165
Estimated SMM and SC contributions to capital expenditures[4]	–	(1,585)	320	(1,265)
Total Teck spend	$1,906	$2,190	$(290)	$1,900

Notes:
1)
For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $57 million in 2018. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $235 million in 2019.

2)	For steelmaking coal major enhancement capital guidance includes $210 million relating to the facility upgrade at Neptune Bulk Terminals that will be funded by Teck.
3)	For copper, new mine development guidance for 2019 includes early scoping studies for QB3, Zafranal, San Nicolás and Galore Creek.
4)
Total estimated SMM and SC contributions are $1.7 billion. The difference will be in cash at December 31, 2019. Total estimated contributions are US$1.2 billion as disclosed and US$79 million for their share of expenditures from January 1, 2019 to March 31, 2019.

34        Teck Resources Limited 2019 Second Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck’s share in CAD$ millions)	2018	Previous 2019 Guidance	Changes	Current 2019 Guidance
Capitalized Stripping
Steelmaking coal	$507	$410	$35	$445
Copper	161	175	–	175
Zinc	39	45	–	45
	$707	$630	$35	$665

Other Guidance

We now expect to spend $95 million on research and development initiatives, down from our previous guidance of $140 million. The lower expected spending is primarily due to timing of expenditures.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2019		2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenue	$3,138	$3,106	$3,247	$3,209	$3,016	$3,092	$3,156	$3,075	$2,832

Gross profit	1,051	1,042	1,011	1,009	1,241	1,360	1,263	1,068	1,073

EBITDA[1]	808	1,396	1,152	2,064	1,403	1,555	1,563	1,370	1,341

Profit attributable to shareholders	231	630	433	1,281	634	759	740	584	580

Basic earnings per share	$0.41	$1.11	$0.75	$2.23	$1.10	$1.32	$1.28	$1.01	$1.00

Diluted earnings per share	$0.41	$1.10	$0.75	$2.20	$1.09	$1.30	$1.26	$0.99	$0.99

Cash flow from operations	$1,120	$520	$1,336	$877	$1,105	$1,119	$1,458	$894	$1,407

Note:
1)	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Effective January 1, 2019, we adopted IFRS 16, Leases, using a cumulative catch-up approach where we have recorded leases prospectively from that date forward and have not restated comparative information. The effect of adoption of this new pronouncement is outlined in more detail in Note 15 to our interim consolidated financial statements as at March 31, 2019.

We have recorded right-of-use assets of $280 million within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using our incremental borrowing rate on January 1, 2019. These right-of-use assets related to lease liabilities continue to be recorded in property, plant and equipment. We have recorded lease liabilities of $342 million as at January 1, 2019 and reclassified $338 million of lease liabilities that were previously presented
35        Teck Resources Limited 2019 Second Quarter News Release

as debt on the balance sheet. The net of tax difference between right-of-use assets and lease liabilities recognized on the transition was recorded as a $43 million retained earnings adjustment on January 1, 2019.

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2018 annual consolidated financial statements and Management’s Discussion and Analysis.

As at June 30, 2019, we recorded a pre-tax impairment of $171 million (after-tax $109 million) related to our Cardinal River Operations in our steelmaking coal cash-generating unit. This impairment arose as a result of our decision not to proceed with the MacKenzie Redcap extension.

OUTSTANDING SHARE DATA

As at July 24, 2019, there were 550.6 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 20.5 million share options outstanding with exercise prices ranging between $5.34 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 23 of our 2018 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
36        Teck Resources Limited 2019 Second Quarter News Release

REVENUES AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

REVENUES
Steelmaking coal	$1,588	$1,582	$3,140	$3,170

Copper
Highland Valley Copper	263	249	481	537
Antamina	234	297	454	555
Carmen de Andacollo	108	121	251	258
Quebrada Blanca	41	64	90	120
	646	731	1,276	1,470

Zinc
Trail Operations	496	521	967	1,106
Red Dog	229	245	575	581
Pend Oreille	22	19	47	46
Other	2	2	4	4
Intra-segment revenues	(140)	(162)	(272)	(347)
	609	625	1,321	1,390
Energy[1]	295	78	507	78
TOTAL REVENUES	$3,138	$3,016	$6,244	$6,108

GROSS PROFIT (LOSS)
Steelmaking coal	$720	$771	$1,446	$1,587

Copper
Highland Valley Copper	50	63	71	149
Antamina	120	193	242	360
Carmen de Andacollo	20	22	35	67
Quebrada Blanca	(15)	(3)	(2)	(7)
Other	(1)	–	(2)	(1)
	174	275	344	568

Zinc
Trail Operations	(22)	30	(33)	99
Red Dog	142	161	291	342
Pend Oreille	(5)	(9)	(3)	(8)
Other	8	12	19	12
	123	194	274	445
Energy[1]	34	1	29	1
TOTAL GROSS PROFIT	$1,051	$1,241	$2,093	$2,601

Note:
1)	Fort Hills financial results included from June 1, 2018.

37        Teck Resources Limited 2019 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

OPERATING COSTS
Steelmaking coal	$413	$384	$809	$733

Copper
Highland Valley Copper	150	133	290	273
Antamina	63	57	116	107
Carmen de Andacollo	66	77	165	144
Quebrada Blanca	47	45	73	81
Other	1	–	2	1
	327	312	646	606

Zinc
Trail Operations	141	113	267	212
Red Dog	32	26	86	65
Pend Oreille	26	24	47	47
Other	(6)	(10)	(15)	(8)
	193	153	385	316
Energy[1]	93	35	175	35
Total operating costs	$1,026	$884	$2,015	$1,690

TRANSPORTATION COSTS
Steelmaking coal	$250	$238	$490	$470

Copper
Highland Valley Copper	10	10	20	20
Antamina	7	8	13	14
Carmen de Andacollo	6	5	13	12
Quebrada Blanca	–	–	1	1
	23	23	47	47

Zinc
Trail Operations	38	39	74	73
Red Dog	22	17	52	40
Pend Oreille	–	1	1	1
	60	57	127	114
Energy[1]	32	8	58	8
Total transportation costs	$365	$326	$722	$639

Note:
1)	Fort Hills financial results included from June 1, 2018.
38        Teck Resources Limited 2019 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$318	$321	$618	$685
Intra-segment purchases	(140)	(162)	(272)	(347)
	178	159	346	338
Energy1 2	100	22	182	22
Total raw material purchases	$278	$181	$528	$360

ROYALTY COSTS
Steelmaking coal	$6	$3	$13	$7

Copper
Antamina	7	6	11	12

Zinc
Red Dog	10	22	94	96
Pend Oreille	–	–	–	–
	10	22	94	96
Total royalty costs	$23	$31	$118	$115

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$199	$186	$382	$373

Copper
Highland Valley Copper	53	43	100	95
Antamina	37	33	72	62
Carmen de Andacollo	16	17	38	35
Quebrada Blanca	9	22	18	45
	115	115	228	237

Zinc
Trail Operations	21	18	41	37
Red Dog	23	19	52	38
Pend Oreille	1	3	2	6
	45	40	95	81
Energy[1]	36	12	63	12
Total depreciation and amortization	$395	$353	$768	$703
TOTAL COST OF SALES	$2,087	$1,775	$4,151	$3,507

Notes:
1)	Fort Hills financial results included from June 1, 2018.
2)	Includes diluent and non-proprietary blend purchases.
39        Teck Resources Limited 2019 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in CAD$ millions)	2019	2018	2019	2018

Steelmaking coal	$115	$130	$258	$279

Copper
Highland Valley Copper	22	19	45	41
Antamina	29	21	51	40
Carmen de Andacollo	1	1	4	3
	52	41	100	84

Zinc
Red Dog	3	4	11	9
Total	$170	$175	$369	$372

40        Teck Resources Limited 2019 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
Steelmaking coal	2019	2018	2019	2018

Waste production (million BCM’s)	75.1	70.5	145.9	141.9
Clean coal production (million tonnes)	6.4	6.3	12.5	12.5

Clean coal strip ratio (waste BCM’s/coal tonnes)	11.7:1	11.1:1	11.6:1	11.3:1
Sales (million tonnes)	6.4	6.6	12.6	12.7

Highland Valley Copper

Tonnes mined (000's)	27,297	27,778	53,705	54,743
Tonnes milled (000's)	13,100	12,441	25,402	24,653

Copper
Grade (%)	0.28	0.28	0.27	0.28
Recovery (%)	83.0	80.1	82.7	78.4
Production (000's tonnes)	30.2	27.7	56.2	55.0
Sales (000's tonnes)	31.3	26.2	57.6	57.1
Molybdenum
Production (million pounds)	2.2	2.2	4.0	4.8
Sales (million pounds)	2.0	2.0	3.2	4.4

Antamina

Tonnes mined (000's)	58,994	59,002	116,894	117,087
Tonnes milled (000's)
Copper-only ore	7,027	6,901	13,252	14,265
Copper-zinc ore	5,837	6,072	11,077	10,874

	12,864	12,973	24,329	25,139
Copper[1]
Grade (%)	1.02	0.91	1.03	0.95
Recovery (%)	87.7	89.0	88.6	90.0
Production (000's tonnes)	115.1	106.3	221.3	214.5
Sales (000's tonnes)	110.6	112.7	213.2	211.2

Zinc[1]
Grade (%)	1.59	2.27	1.58	2.25
Recovery (%)	85.2	88.3	84.9	88.4
Production (000's tonnes)	79.1	126.5	152.4	216.4
Sales (000's tonnes)	76.6	116.4	149.0	209.4

Molybdenum
Production (million pounds)	1.2	1.7	1.7	4.4
Sales (million pounds)	0.9	2.6	2.6	5.9

Note:
1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
41        Teck Resources Limited 2019 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Carmen de Andacollo	2019	2018	2019	2018

Tonnes mined (000’s)	5,578	5,847	11,615	11,649
Tonnes milled (000’s)	4,157	4,440	8,347	8,770
Copper
Grade (%)	0.39	0.40	0.39	0.40
Recovery (%)	88.9	86.5	88.9	87.0
Production (000’s tonnes)	14.8	15.1	28.8	30.7
Sales (000’s tonnes)	14.5	13.9	32.9	30.4

Copper cathode
Production (000’s tonnes)	0.5	0.9	1.2	2.0
Sales (000’s tonnes)	0.5	1.3	1.2	2.1

Gold[1]
Production (000’s ounces)	13.1	13.1	26.3	27.1
Sales (000’s ounces)	13.8	12.5	32.2	27.9

Note:
1)	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca

Tonnes mined (000's)	–	3,367	–	7,163
Tonnes placed (000's)
Heap leach ore	–	–	–	–
Dump leach ore	–	2,238	–	4,777
	–	2,238	–	4,777
Grade (SCu%)[1]
Heap leach ore	–	–	–	–
Dump leach ore	–	0.38	–	0.34

Production (000's tonnes)
Heap leach ore	0.9	1.5	1.9	2.8
Dump leach ore	4.6	5.4	9.2	10.2
	5.5	6.9	11.1	13.0
Sales (000's tonnes)	5.1	7.1	10.9	13.4

Note:
1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

42        Teck Resources Limited 2019 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Trail Operations	2019	2018	2019	2018

Concentrate treated (000’s tonnes)
Zinc	138	141	283	287
Lead	28	28	60	64
Metal production
Zinc (000's tonnes)	74.4	74.6	148.6	153.6
Lead (000's tonnes)	15.9	16.2	34.9	36.1
Silver (million ounces)	3.9	3.3	6.8	7.6
Gold (000's ounces)	10.1	9.8	17.7	20.8

Metal sales
Zinc (000's tonnes)	74.4	76.9	149.6	154.2
Lead (000's tonnes)	16.8	14.9	34.2	33.5
Silver (million ounces)	3.9	3.2	6.8	7.4
Gold (000's ounces)	10.3	10.5	16.9	21.4

Red Dog

Tonnes mined (000's)	2,127	2,765	4,259	5,668
Tonnes milled (000's)	1,197	1,112	2,084	2,025
Zinc
Grade (%)	15.6	16.4	15.3	16.2
Recovery (%)	84.9	84.4	84.0	83.9
Production (000's tonnes)	158.0	153.6	268.2	275.1
Sales (000's tonnes)	86.2	83.8	216.7	195.0
Lead
Grade (%)	4.3	4.7	4.2	4.6
Recovery (%)	57.0	48.8	54.8	48.9
Production (000's tonnes)	29.0	25.7	47.9	45.4
Sales (000's tonnes)	–	–	–	–

Pend Oreille

Tonnes mined (000's)	162	250	343	411
Tonnes milled (000's)	150	105	302	232
Zinc
Grade (%)	6.3	6.3	6.2	6.1
Recovery (%)	88.1	87.2	89.4	88.1
Production (000's tonnes)	8.4	5.8	16.8	12.5
Sales (000's tonnes)	8.5	5.6	16.8	13.0
Lead
Grade (%)	0.8	0.7	1.0	0.8
Recovery (%)	49.6	54.3	60.4	59.6
Production (000's tonnes)	0.6	0.4	1.8	1.1
Sales (000's tonnes)	0.6	0.4	1.8	1.2

43        Teck Resources Limited 2019 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The above adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.
44        Teck Resources Limited 2019 Second Quarter News Release

Available Cash Flow – Available cash flow is cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed enhancement and growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; and (iv) our base $0.20 per share annual dividend.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cost of sales – Adjusted site cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described above, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at
45        Teck Resources Limited 2019 Second Quarter News Release

the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue – Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back crown royalties that are deducted from revenue.

Blended bitumen price realized – Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback – Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less crown royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information as investors and investment analysts use it to measure our profitability on a per barrel basis and compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio – debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage

Debt to EBITDA ratio – debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the twelve months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt

Net debt to EBITDA ratio – net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator

46        Teck Resources Limited 2019 Second Quarter News Release

Profit and Adjusted Profit

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$231	$634	$861	$1,393
Add (deduct):
Debt prepayment option (gain) loss	(26)	15	(77)	24
Debt redemption loss	166	–	166	–
Asset impairment	109	–	109	–
Taxes and other	(21)	4	(32)	(11)
Adjusted profit attributable to shareholders[1]	$459	$653	$1,027	$1,406
Adjusted basic earnings per share1 2	$0.81	$1.14	$1.82	$2.45
Adjusted diluted earnings per share1 2	$0.81	$1.12	$1.80	$2.41

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2019	2018	2019	2018

Basic earnings per share	$0.41	$1.10	$1.52	$2.43
Add (deduct):
Debt prepayment option loss (gain)	(0.04)	0.03	(0.13)	0.05
Debt redemption loss	0.29	–	0.29	–
Asset impairment	0.19	–	0.19	–
Taxes and other	(0.04)	0.01	(0.05)	(0.03)
Adjusted basic earnings per share	$0.81	$1.14	$1.82	$2.45

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2019	2018	2019	2018

Diluted earnings per share	$0.41	$1.09	$1.51	$2.39
Add (deduct):
Debt prepayment option loss (gain)	(0.04)	0.03	(0.13)	0.05
Debt redemption loss	0.29	–	0.29	–
Asset impairment	0.19	–	0.19	–
Taxes and other	(0.04)	–	(0.06)	(0.03)
Adjusted diluted earnings per share	$0.81	$1.12	$1.80	$2.41

47        Teck Resources Limited 2019 Second Quarter News Release

Reconciliation of Net Debt to EBITDA Ratio

	(A) Twelve months ended December 31, 2018		(B) Six Months ended June 30, 2018	(C) Six months ended June 30, 2019	(A-B+C) Twelve months ended June 30, 2019

Profit attributable to shareholders	$3,107		$1,393	$861	$2,575
Finance expense net of finance income	219		87	116	248
Provision for income taxes	1,365		775	459	1,049
Depreciation and amortization	1,483		703	768	1,548
EBITDA	$6,174	(D)	$2,958	$2,204	$5,420	(E)

Total debt at period end	$5,519				$4,865
Less: cash and cash equivalents at period end	(1,734)				(1,529)
Net debt	$3,785	(F)			$3,336	(G)

Debt to EBITDA ratio	0.9				0.9
Net Debt to EBITDA ratio	0.6	(F/D)			0.6	(G/E)

Reconciliation of EBITDA and Adjusted EBITDA
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Profit attributable to shareholders	$231	$634	$861	$1,393
Finance expense net of finance income	62	48	116	87
Provision for income taxes	120	368	459	775
Depreciation and amortization	395	353	768	703
EBITDA	808	1,403	2,204	2,958

Add (deduct):
Debt prepayment option loss (gain)	(35)	20	(105)	32
Debt redemption loss	224	–	224	–
Asset impairment	171	–	171	–
Taxes and other	37	(4)	30	(19)
Adjusted EBITDA	$1,205	$1,419	$2,524	$2,971

48        Teck Resources Limited 2019 Second Quarter News Release

Reconciliation of Energy Business Unit EBITDA by Entity

	Three months ended June 30, 2019			Three months ended June 30, 2018
		Reported as			Reported as
(CAD$ in millions)	Energy	Fort Hills	Other Energy	Energy	Fort Hills	Other Energy
Profit (loss) before taxes	$22	$25	$(3)	$(2)	$(2)	$–
Depreciation and amortization	36	36	–	12	12	–
Finance expense net of finance income	9	9	–	3	3	–
EBITDA	$67	$70	$(3)	$13	$13	$–

	Three months ended March 31, 2019
		Reported as
(CAD$ in millions)	Energy	Fort Hills	Other Energy

Profit (loss) before taxes	$(21)	$(11)	$(10)
Depreciation and amortization	27	27	–
Finance expense net of finance income	6	6	–
EBITDA	$12	$22	$(10)

49        Teck Resources Limited 2019 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Gross profit	$1,051	$1,241	$2,093	$2,601
Depreciation and amortization	395	353	768	703
Gross profit before depreciation and amortization	$1,446	$1,594	$2,861	$3,304

Reported as:
Steelmaking coal	$919	$957	$1,828	$1,960

Copper
Highland Valley Copper	103	106	171	244
Antamina	157	226	314	422
Carmen de Andacollo	36	39	73	102
Quebrada Blanca	(6)	19	16	38
Other	(1)	–	(2)	(1)
	289	390	572	805

Zinc
Trail Operations	(1)	48	8	136
Red Dog	165	180	343	380
Pend Oreille	(4)	(6)	(1)	(2)
Other	8	12	19	12
	168	234	369	526

Energy[1]	70	13	92	13
Gross profit before depreciation and amortization	$1,446	$1,594	$2,861	$3,304

Note:
1)	Fort Hills financial results included from June 1, 2018.
50        Teck Resources Limited 2019 Second Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Revenues
Steelmaking coal (E)	$1,588	$1,582	$3,140	$3,170
Copper (F)	646	731	1,276	1,470
Zinc (G)	609	625	1,321	1,390
Energy (H)	295	78	507	78
Total	$3,138	$3,016	$6,244	$6,108

Gross profit, before depreciation and amortization
Steelmaking coal (A)	$919	$957	$1,828	$1,960
Copper (B)	289	390	572	805
Zinc (C)	168	234	369	526
Energy (D)	70	13	92	13
Total	$1,446	$1,594	$2,861	$3,304

Gross profit margins before depreciation
Steelmaking coal (A/E)	58%	60%	58%	62%
Copper (B/F)	45%	53%	45%	55%
Zinc (C/G)	28%	37%	28%	38%
Energy (D/H)	24%	17%	18%	17%

51        Teck Resources Limited 2019 Second Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Cost of sales as reported	$868	$811	$1,694	$1,583
Less:
Transportation costs	(250)	(238)	(490)	(470)
Depreciation and amortization	(199)	(186)	(382)	(373)
Adjusted cash cost of sales	$419	$387	$822	$740
Tonnes sold (millions)	6.4	6.6	12.6	12.7

Per unit amounts – CAD$/tonne
Adjusted cash cost of sales	$66	$59	$65	$58
Transportation costs	39	36	39	37
Cash unit costs – CAD$/tonne	$105	$95	$104	$95
US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.29	$1.33	$1.28
Per unit amounts – US$/tonne
Adjusted cash cost of sales	$49	$45	$49	$46
Transportation costs	29	28	29	29
Cash unit costs – US$/tonne	$78	$73	$78	$75

Note:
1)	Average period exchange rates are used to convert to US$/tonne equivalent.

52        Teck Resources Limited 2019 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$646	$731	$1,276	$1,470
By-product revenue (A)	(90)	(131)	(164)	(257)
Smelter processing charges (B)	42	40	85	80
Adjusted revenue	$598	$640	$1,197	$1,293
Cost of sales as reported	$472	$456	$932	$902
Less:
Depreciation and amortization	(115)	(115)	(228)	(237)
Inventory (write-down) provision reversal	(8)	(3)	3	(3)
By-product cost of sales (C)	(16)	(18)	(27)	(31)
Adjusted cash cost of sales (D)	$333	$320	$680	$631
Payable pounds sold (millions) (E)	162.6	157.9	321.0	321.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.05	$2.03	$2.12	$1.96
Smelter processing charges (B/E)	0.26	0.25	0.26	0.25
Total cash unit costs – CAD$/pound	$2.31	$2.28	$2.38	$2.21
Cash margin for by-products – ((A – C)/E)	(0.46)	(0.72)	(0.43)	(0.70)
Net cash unit costs – CAD$/pound	$1.85	$1.56	$1.95	$1.51
US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.29	$1.33	$1.28
Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.53	$1.57	$1.59	$1.54
Smelter processing charges	0.19	0.20	0.20	0.19
Total cash unit costs – US$/pound	$1.72	$1.77	$1.79	$1.73
Cash margin for by-products	(0.34)	(0.56)	(0.32)	(0.55)
Net cash unit costs – US$/pound	$1.38	$1.21	$1.47	$1.18

Note:
1)	Average period exchange rates are used to convert to US$/lb. equivalent.
53        Teck Resources Limited 2019 Second Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$609	$625	$1,321	$1,390
Less:
Trail Operations revenues as reported	(496)	(521)	(967)	(1,106)
Other revenues as reported	(2)	(2)	(4)	(4)
Add back: Intra-segment revenues as reported	140	162	272	347
	$251	$264	$622	$627
By-product revenues (A)	(6)	(6)	(16)	(10)
Smelter processing charges (B)	47	51	104	123
Adjusted revenue	$292	$309	$710	$740

Cost of sales as reported	$486	$431	$1,047	$945
Less:
Trail Operations cost of sales as reported	(518)	(491)	(1,000)	(1,007)
Other costs of sales as reported	6	10	15	8
Add back: Intra-segment purchases as reported	140	162	272	347
	$114	$112	$334	$293
Less:
Depreciation and amortization	(24)	(22)	(54)	(44)
Severance charge	(4)	–	(4)	–
Royalty costs	(10)	(22)	(94)	(96)
By-product cost of sales (C)	–	–	–	–
Adjusted cash cost of sales (D)	$76	$68	$182	$153
Payable pounds sold (millions) (E)	177.3	167.5	437.2	389.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.43	$0.41	$0.41	$0.39
Smelter processing charges (B/E)	0.26	0.30	0.24	0.32
Total cash unit costs – CAD$/pound	$0.69	$0.71	$0.65	$0.71
Cash margin for by-products – ((A - C)/E)	(0.03)	(0.04)	(0.03)	(0.03)
Net cash unit costs – CAD$/pound	$0.66	$0.67	$0.62	$0.68

US$ amounts[2]

Average exchange rate (CAD$ per US$1.00)	$1.34	$1.29	$1.33	$1.28

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.32	$0.31	$0.31	$0.30
Smelter processing charges	0.19	0.24	0.18	0.25
Total cash unit costs – US$/pound	$0.51	$0.55	$0.49	$0.55
Cash margin for by-products	(0.02)	(0.03)	(0.03)	(0.02)
Net cash unit costs – US$/pound	$0.49	$0.52	$0.46	$0.53

Notes:
1)	Red Dog and Pend Oreille.
2)	Average period exchange rates are used to convert to US$/lb. equivalent.
54        Teck Resources Limited 2019 Second Quarter News Release

Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations1 2

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$295	$78	$507	$78
Less:
Cost of diluent for blending	(90)	(22)	(163)	(22)
Non-proprietary product revenue	(9)	–	(17)	–
Add back: crown royalties (D)	4	3	9	3
Adjusted revenue (A)	$200	$59	$336	$59
Cost of sales as reported	$261	$77	$478	$77
Less:
Depreciation and amortization	(36)	(12)	(63)	(12)
Cash cost of sales	$225	$65	$415	$65
Less:
Cost of diluent for blending	(90)	(22)	(163)	(22)
Cost of non-proprietary product purchased	(10)	–	(19)	–
Transportation costs for FRB (C)	(30)	(8)	(59)	(8)
Operating cost adjustment[4]	(4)	–	(1)	–
Adjusted operating costs (E)	$91	$35	$173	$35

Blended bitumen barrels sold (000’s)	4,221	1,162	7,946	1,162
Less diluent barrels included in blended bitumen (000’s)	(1,007)	(244)	(1,932)	(244)
Bitumen barrels sold (000’s) (B)	3,214	918	6,014	918

Per barrel amounts – CAD$
Bitumen price realized (A/B)	$62.28	$64.59	$55.83	$64.59
Crown royalties (D/B)	(1.19)	(3.59)	(1.45)	(3.59)
Transportation costs for FRB (C/B)	(9.41)	(8.90)	(9.83)	(8.90)
Adjusted operating costs (E/B)	(28.06)	(38.25)	(28.69)	(38.25)
Operating netback – CAD$ per barrel	$23.62	$13.85	$15.86	$13.85

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.
3)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

4)	Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

55        Teck Resources Limited 2019 Second Quarter News Release

Blended Bitumen Price Realized Reconciliation1 2
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except where noted)	2019	2018	2019	2018

Revenue as reported	$295	$78	$507	$78
Less: non-proprietary product revenue	(9)	–	(17)	–
Add back: crown royalties	4	3	9	3
Blended bitumen revenue (A)	$290	$81	$499	$81
Blended bitumen barrels sold (000’s) (B)	4,221	1,162	7,946	1,162
Blended bitumen price realized – (CAD$/barrel) (A/B) = D1	$68.75	$70.00	$62.77	$70.00
Average exchange rate (CAD$ per US$1.00) (C)	1.34	1.31	1.33	1.31
Blended bitumen price realized – (US$/barrel) (D/C)[1]	$51.40	$53.32	$47.08	$53.32

Notes:
1)	Calculated per unit amounts may differ due to rounding.
2)	Fort Hills financial results included from June 1, 2018.
56        Teck Resources Limited 2019 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These forward-looking statements, including under the headings “Outlook,” that appear in various places in this release, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated global and regional supply and demand for our commodities, production, sales and unit cost guidance and forecasts for our products and individual operations, and our expectation that we will meet that guidance, capital expenditure guidance, capitalized stripping guidance, mine lives and duration of operations at our various mines and operations, expected annualized EBITDA and other benefits that will be generated from our RACE21TM innovation-driven efficiency program and the associated implementation costs, the expectation that we will provide guidance on further potential EBITDA gains for 2020, Elk Valley Water Quality Plan spending guidance, including projected 2019 capital spending and other capital spending guidance, expected operating costs associated with the Plan, timing of AWTF construction and projected number of AWTFs required and ability to have the Elkview SRF replace an AWTF, operating cost increase guidance associated with the Plan, potential for SRFs to reduce capital and operating costs associated with active water treatment, timing of first contributions to QB2, timing of the closing of the QB2 Project financing and first borrowing, expectations regarding the Neptune facility upgrade, including costs and timing, anticipated benefits and timing of our ball mill project at Highland Valley, timing of construction completion, first and full production at QB2 and expansion potential relating to QB3, the anticipated benefits of the Red Dog VIP2 mill upgrade project and the associated timing and cost, potential to debottleneck at Fort Hills and expand production capacity, potential to increase Fort Hills production, the timing of a decision statement regarding the Frontier Project, our expectations, projections and sensitivities under the heading “Commodity Prices and Sensitivities,” impact of certain accounting initiatives and estimates, all guidance appearing in this news release including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, the sensitivity of our profit and EBITDA to changes in currency exchange rates and commodity price changes, the expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and demand and market outlook for commodities and our products, expectations regarding the amount of cash returns to shareholders under our capital allocation framework and more generally. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our mineral reserve and resource estimates (including with respect
57        Teck Resources Limited 2019 Second Quarter News Release

to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port service, for our products, assumptions that rail and port services perform adequately, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners, joint venturers and communities in which we operate. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions. Assumptions regarding the benefits of SRF and efforts to reduce water treatment costs are based on the assumption that technologies will work on a wide scale. Assumptions regarding the costs and benefits of the Highland Valley, Red Dog, Neptune and other projects include assumptions that the project performs as expected. Our Guidance tables include footnotes with further assumptions relating to our guidance. Our anticipated RACE21TM related EBITDA improvements and associated costs assume that the relevant projects are implemented in accordance with our plans and budget, and are based on current commodity price assumptions and forecast sale volumes. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Fort Hills is not controlled by us and schedules and costs may be adjusted by our partners, and timing of spending and continued development is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. Timing of closing of the QB2 Project financing is subject to satisfaction of conditions to closing, and unanticipated changes to assumed QB2 schedules or costs may affect timing of first borrowing under the financing. Capital allocation expectations depend on availability of cash, and are subject to changes in policies or priorities. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.
58        Teck Resources Limited 2019 Second Quarter News Release

Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2018, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information regarding our material mining projects in this quarterly report was reviewed, approved and verified by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2019 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 25, 2019. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

59        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended June 30, 2019

60        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions, except for share data)	2019	2018	2019	2018
Revenues (Note 3)	$3,138	$3,016	$6,244	$6,108
Cost of sales	(2,087)	(1,775)	(4,151)	(3,507)
Gross profit	1,051	1,241	2,093	2,601

Other operating income (expenses)
General and administration	(43)	(29)	(83)	(60)
Exploration	(15)	(13)	(30)	(27)
Research and development	(11)	(8)	(21)	(16)
Asset impairment (Note 4)	(171)	–	(171)	–
Other operating income (expense) (Note 5)	(198)	(117)	(213)	(200)
Profit from operations	613	1,074	1,575	2,298

Finance income	20	7	32	13
Finance expense (Note 6)	(82)	(55)	(148)	(100)
Non-operating income (expense) (Note 7)	(181)	(12)	(106)	(24)
Share of loss of associates and joint ventures	–	(2)	–	(2)
Profit before taxes	370	1,012	1,353	2,185
Provision for income taxes (Note 15)	(120)	(368)	(459)	(775)
Profit for the period	$250	$644	$894	$1,410
Profit attributable to:
Shareholders of the company	$231	$634	$861	$1,393
Non-controlling interests	19	10	33	17
Profit for the period	$250	$644	$894	$1,410
Earnings per share
Basic	$0.41	$1.10	$1.52	$2.43
Diluted	$0.41	$1.09	$1.51	$2.39

Weighted average shares outstanding (millions)	563.2	573.9	565.5	573.8
Weighted average diluted shares outstanding (millions)	569.6	582.6	572.0	583.0
Shares outstanding at end of period (millions)	560.7	574.6	560.7	574.6

61        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018
Profit for the period	$250	$644	$894	$1,410

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $(12), $14, $(22) and $32)	(136)	82	(260)	185
Change in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	1	–	1	–
	(135)	82	(259)	185
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $nil, $nil, $nil and $nil)	(1)	(2)	2	–
Remeasurements of retirement benefit plans (net of taxes of $(4), $(9), $(15) and $(18))	10	22	48	43
	9	20	50	43
Total other comprehensive income (loss) for the period	(126)	102	(209)	228
Total comprehensive income for the period	$124	$746	$685	$1,638
Total other comprehensive income (loss) attributable to:
Shareholders of the company	$(120)	$98	$(201)	$221
Non-controlling interests	(6)	4	(8)	7
	$(126)	$102	$(209)	$228
Total comprehensive income attributable to:
Shareholders of the company	$111	$732	$660	$1,614
Non-controlling interests	13	14	25	24
	$124	$746	$685	$1,638

62        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Operating activities
Profit for the period	$250	$644	$894	$1,410
Depreciation and amortization	395	353	768	703
Provision for income taxes	120	368	459	775
Asset impairment	171	–	171	–
Gain on sale of investments and assets	–	–	(7)	(2)
Foreign exchange losses (gains)	18	(8)	13	(8)
Loss on debt redemption	224	–	224	–
Loss (gain) on debt prepayment options	(35)	20	(105)	32
Net finance expense	62	48	116	87
Income taxes paid	(214)	(329)	(374)	(493)
Other	(10)	4	40	9
Net change in non-cash working capital items	139	5	(559)	(289)
	1,120	1,105	1,640	2,224
Investing activities
Expenditures on property, plant and equipment	(599)	(354)	(1,081)	(819)
Capitalized production stripping costs	(170)	(175)	(369)	(372)
Expenditures on investments and other assets	(48)	(110)	(80)	(136)
Proceeds from investments and assets	33	32	46	73
	(784)	(607)	(1,484)	(1,254)
Financing activities
Redemption and repayment of debt	(835)	–	(835)	(28)
Repayment of lease liabilities	(39)	(8)	(70)	(16)
Advances from SMM/SC1	13	–	913	–
Equity contributions by SMM/SC	–	–	391	–
QB2[2] partnering and financing transaction costs paid	(52)	–	(66)	–
Interest and finance charges paid	(101)	(75)	(211)	(209)
Issuance of Class B subordinate voting shares	2	17	8	45
Purchase and cancellation of Class B subordinate voting shares	(153)	–	(333)	(58)
Dividends paid	(28)	(28)	(56)	(57)
Distributions to non-controlling interests	(9)	(10)	(15)	(22)
	(1,202)	(104)	(274)	(345)

Effect of exchange rate changes on cash and cash equivalents	(51)	28	(87)	54
Increase (decrease) in cash and cash equivalents	(917)	422	(205)	679
Cash and cash equivalents at beginning of period	2,446	1,209	1,734	952
Cash and cash equivalents at end of period	$1,529	$1,631	$1,529	$1,631

Note:
1)	Sumitomo Metal Mining Co., Ltd. (SMM) and Sumitomo Corporation (SC) are defined together as SMM/SC.
2)	Quebrada Blanca Phase 2 copper development project.

63        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

(CAD$ in millions)	June 30, 2019	December 31, 2018

ASSETS

Current assets
Cash and cash equivalents	$1,529	$1,734
Current income taxes receivable	99	78
Trade and settlement receivables	1,357	1,180
Inventories	2,059	2,065
Prepaids and other current assets (Note 2)	690	260
	5,734	5,317

Financial and other assets	949	907
Investments in associates and joint ventures	1,058	1,071
Property, plant and equipment (Notes 4 and 9)	32,210	31,050
Deferred income tax assets	160	160
Goodwill	1,104	1,121
	$41,215	$39,626

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$2,090	$2,333
Current portion of debt (Note 8)	29	–
Current portion of lease liabilities (Note 9)	133	32
Current income taxes payable	72	151
	2,324	2,516

Debt (Note 8)	4,164	5,181
Lease liabilities (Note 9)	539	306
Advances from SMM/SC (Note 2)	894	–
Deferred income tax liabilities	6,448	6,331
Retirement benefit liabilities	502	482
Provisions and other liabilities	2,389	1,792
	17,260	16,608
Equity
Attributable to shareholders of the company	23,136	22,884
Attributable to non-controlling interests	819	134
	23,955	23,018
	$41,215	$39,626

64        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)
	Six months ended June 30,
(CAD$ in millions)	2019	2018

Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,595	6,603
Share repurchases	(128)	(19)
Issued on exercise of options	11	58
End of period	6,478	6,642
Retained earnings
Beginning of period	15,495	12,796
IFRS 16 transition adjustment on January 1, 2019	(43)	–
IFRS 9 transition adjustment on January 1, 2018	–	34
Profit for the period attributable to shareholders of the company	861	1,393
Dividends paid	(56)	(57)
Share repurchases	(202)	(39)
Adjustment from SMM/SC transaction	4	–
Purchase of non-controlling interests	–	(159)
Remeasurements of retirement benefit plans	48	43
End of period	16,107	14,011
Contributed surplus
Beginning of period	204	202
Share option compensation expense	9	8
Transfer to Class B subordinate voting shares on exercise of options	(3)	(12)
End of period	210	198
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	584	244
IFRS 9 transition adjustment on January 1, 2018	–	(34)
Other comprehensive income (loss)	(201)	221
Less remeasurements of retirement benefit plans recorded in retained earnings	(48)	(43)
End of period	335	388
Non-controlling interests
Beginning of period	134	142
Profit for the period attributable to non-controlling interests	33	17
Other comprehensive income (loss) attributable to non-controlling interests	(8)	7
Purchase of non-controlling interests	–	(16)
Adjustments from SMM/SC transaction (Note 2)	675	–
Dividends or distributions	(15)	(22)
End of period	819	128
Total equity	$23,955	$21,373

65        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.
These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements, except for those policies disclosed in Note 2 to our consolidated financial statements for the first quarter ended March 31, 2019. Note 15 in our March 31, 2019 condensed interim consolidated financial statements disclosed the effects of the adoption of IFRS 16, Leases (IFRS 16), and IFRIC 23, Uncertainty over Income Tax Treatments as at January 1, 2019. On July 24, 2019, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	TRANSACTIONS

SMM/SC Subscription

During the first quarter of 2019, we closed a transaction where Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) subscribed for a 30% indirect interest in Compañia Minera Quebrada Blanca S.A. (QBSA), which owns the Quebrada Blanca Phase 2 (QB2) copper development project located in Northern Chile. Post-transaction, QBSA’s effective ownership is 60% Teck, 30% SMM/SC and 10% Empresa Nacional de Minería (ENAMI). ENAMI, a Chilean State agency, holds a preference share interest in QBSA, which does not require ENAMI to fund capital spending. As a result of the transaction, we recorded cash received, a receivable for further equity contributions, a financial receivable related to the supplemental payment for QB2 target mill throughput, a partner advance from SMM/SC, a financial liability related to ENAMI’s preferential dividend stream, and a non-controlling interest for SMM/SC’s interest in QBSA, with the difference recorded directly in equity as at March 31, 2019.

Based on provisions of the shareholders agreement, we retain control of QBSA and continue to consolidate its results.

As at June 30, 2019, the receivable related to SMM/SC’s commitment for a further equity contribution in 2019 of approximately $402 million (US$307 million) was classified as prepaids and other current assets on our consolidated balance sheet.

SMM/SC have agreed to make a supplemental payment to us of US$50 million if QB2 mill throughput reaches 154,000 tonnes per day prior to the earlier of sanctioning a major expansion or December 31, 2025. This financial receivable related to the supplemental payment for QB2 target mill throughput was $34 million (US$26 million), which reflects its discounted fair value as at June 30, 2019.

Under the QBSA shareholders agreement, ENAMI is entitled to a preferential dividend stream, which is referenced in part to the amount of interest on subordinated loans provided to QBSA by us and SMM/SC. This preferential dividend stream has been recorded as a financial liability within provisions and other liabilities in the amount of $79 million as at June 30, 2019. The decrease in the financial liability of $39 million in the second quarter was primarily due to changes in estimated interest cash flows from changes in interest rates. This is recorded in non-operating income (expense) (Note 7).

SMM/SC’s non-controlling interest in QBSA was $803 million at June 30, 2019.

66        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

2.	TRANSACTIONS, continued

Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC for SMM/SC to advance QBSA up to US$1.3 billion. The advances are due in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin. As at June 30, 2019, we had $894 million of advances from SMM/SC outstanding, which is net of financing fees of $7 million. From the initial $907 million contribution on closing of the transaction, an additional $13 million in advances was obtained and offset by foreign exchange movements during the period. The carrying value of the advances approximates fair value based on prevailing market interest rates in effect at June 30, 2019.

3.	REVENUES

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 11) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenues are accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation.

(CAD$ in millions)	Three months ended June 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$1,588	$–	$–	$–	$1,588
Copper	–	556	–	–	556
Zinc	–	48	539	–	587
Blended bitumen	–	–	–	295	295
Silver	–	6	81	–	87
Lead	–	1	40	–	41
Other	–	35	89	–	124
Intra-segment	–	–	(140)	–	(140)
	$1,588	$646	$609	$295	$3,138

(CAD$ in millions)	Three months ended June 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$1,582	$–	$–	$–	$1,582
Copper	–	601	–	–	601
Zinc	–	88	585	–	673
Blended bitumen	–	–	–	78	78
Silver	–	4	73	–	77
Lead	–	–	48	–	48
Other	–	38	81	–	119
Intra-segment	–	–	(162)	–	(162)
	$1,582	$731	$625	$78	$3,016

67        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

3.	REVENUES, continued

(CAD$ in millions)	Six months ended June 30, 2019
	Steelmaking Coal	Copper	Zinc	Energy	Total
Steelmaking coal	$3,140	$–	$–	$–	$3,140
Copper	–	1,112	–	–	1,112
Zinc	–	90	1,188	–	1,278
Blended bitumen	–	–	–	507	507
Silver	–	11	142	–	153
Lead	–	2	86	–	88
Other	–	61	177	–	238
Intra-segment	–	–	(272)	–	(272)
	$3,140	$1,276	$1,321	$507	$6,244

(CAD$ in millions)	Six months ended June 30, 2018
	Steelmaking Coal	Copper	Zinc	Energy[1]	Total
Steelmaking coal	$3,170	$–	$–	$–	$3,170
Copper	–	1,214	–	–	1,214
Zinc	–	161	1,297	–	1,458
Blended bitumen	–	–	–	78	78
Silver	–	10	165	–	175
Lead	–	–	106	–	106
Other	–	85	169	–	254
Intra-segment	–	–	(347)	–	(347)
	$3,170	$1,470	$1,390	$78	$6,108

Note:
1)	Revenue from Fort Hills included in financial results from June 1, 2018.

4.	ASSET IMPAIRMENT

During the quarter, as a result of our decision not to proceed with the MacKenzie Redcap extension at our Cardinal River steelmaking coal operation, we performed an impairment test to determine the recoverable amount of our Cardinal River cash generating unit (CGU). Based on available information, we determined that the fair value less costs of disposal (FVLCD) for the Cardinal River CGU was lower than its carrying value. As a result, we recorded a pre-tax impairment of $171 million (after-tax $109 million) related to the mineral property of the Cardinal River CGU. The impairment affected the profit (loss) of our steelmaking coal operating segment (Note 11).

68        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Settlement pricing adjustments	$(65)	$(20)	$9	$(31)
Share-based compensation (Note 10(a))	(9)	(27)	(25)	(54)
Environmental and care and maintenance costs	(43)	5	(89)	16
Social responsibility and donations	(2)	(5)	(6)	(8)
Gain (loss) on sale of assets	(5)	(4)	2	(4)
Commodity derivatives	(11)	(15)	8	(34)
Take or pay contract costs	(39)	(29)	(64)	(56)
Other	(24)	(22)	(48)	(29)
	$(198)	$(117)	$(213)	$(200)

6.	FINANCE EXPENSE
	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Debt interest	$77	$89	$155	$177
Interest on advances from SMM/SC	16	–	16	–
Interest on lease liabilities	11	6	21	12
Letters of credit and standby fees	11	19	23	31
Net interest expense on retirement benefit plans	1	1	3	3
Accretion on decommissioning and restoration provisions	28	24	54	50
Other	5	1	5	4
	149	140	277	277
Less capitalized borrowing costs	(67)	(85)	(129)	(177)
	$82	$55	$148	$100

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2019	2018	2019	2018

Foreign exchange gains (losses)	$(18)	$8	$(13)	$8
Gain (loss) on debt prepayment option	35	(20)	105	(32)
Loss on debt redemption (Note 8(a))	(224)	–	(224)	–
Other	26	–	26	–
	$(181)	$(12)	$(106)	$(24)

69        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT

($ in millions)	June 30, 2019			December 31, 2018
	Face	Carrying	Fair	Face	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	(US$)	(CAD$)	(CAD$)	(US$)	(CAD$)	(CAD$)

8.5% notes due June 2024 (a)	$–	$–	$–	$600	$819	$883
4.5% notes due January 2021	117	153	156	117	159	159
4.75% notes due January 2022	202	264	274	202	275	275
3.75% notes due February 2023	220	291	298	220	295	286
6.125% notes due October 2035	609	785	911	609	818	802
6.0% notes due August 2040	490	639	700	490	666	621
6.25% notes due July 2041	795	1,029	1,174	795	1,072	1,031
5.2% notes due March 2042	399	515	530	399	537	465
5.4% notes due February 2043	377	488	512	377	509	449
	3,209	4,164	4,555	3,809	5,150	4,971
Antamina term loan due April 2020	23	29	29	23	31	31
	$3,232	$4,193	$4,584	$3,832	$5,181	$5,002
Less current portion of debt	(23)	(29)	(29)	–	–	–
	$3,209	$4,164	$4,555	$3,832	$5,181	$5,002

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Note Redemption

During the second quarter of 2019, we redeemed all of the US$600 million principal amount of our outstanding 8.5% notes due in June 2024. The total cost of the redemption, which was funded from cash on hand, including the premiums, was US$638 million. We recorded a pre-tax expense of $224 million in non-operating income (expense) (Note 7) in connection with this redemption, of which $174 million was non-cash, relating to the derecognition of the embedded prepayment option derivative.

b)	Revolving Facilities

We maintain a US$4.0 billion committed revolving credit facility maturing November 2023, which is undrawn at June 30, 2019. Any amounts drawn under the facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin based on credit ratings. The facility requires that our total net debt-to-capitalization ratio, which was 0.15 at June 30, 2019, not exceed 0.55 to 1.0.

With our return to investment grade credit ratings, letters of credit aggregating to $1.1 billion were cancelled during the first two quarters of 2019 and our US$600 million committed revolving credit facility maturing November 2021 was terminated. As a result, we recorded an expense of $6 million relating to the derecognition of financing fees in non-operating income (expense).
70        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

8.	DEBT, continued

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at June 30, 2019, we were party to various uncommitted credit facilities providing for a total of $1.9 billion of capacity, and the aggregate outstanding letters of credit issued thereunder were $1.5 billion. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $467 million outstanding at June 30, 2019, which were not issued under a credit facility. These uncommitted credit facilities and stand-alone letters of credit are typically renewed on an annual basis.

We also have $350 million in surety bonds outstanding at June 30, 2019 to support current and future reclamation obligations.

9.	LEASES

a)	Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, rail cars, pipelines and road and port facilities. As at June 30, 2019, $779 million of right-of-use assets are recorded as part of property, plant and equipment.

(CAD$ in millions)

Net book value as at December 31, 2018	$504
IFRS 16 adoption	280
Additions	77
Depreciation	(71)
Changes in foreign exchange rates and other	(11)
Closing net book value as at June 30, 2019	$779

b)	Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

(CAD$ in millions)	June 30, 2019

Undiscounted minimum lease payments:
Less than one year	$96
Two to three years	227
Four to five years	111
Thereafter	727
1,161
Effect of discounting	(489)
Present value of minimum lease payments – total lease liabilities	672
Less current portion	(133)
Long-term lease liabilities	$539

71        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

9.	LEASES, continued

Our most significant individual lease arrangements are as follows:

Fort Hills Energy L.P. (Fort Hills) entered into a service agreement in 2017 with TransCanada Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at June 30, 2019, our share of the related lease liability was $205 million.

Teck Alaska Incorporated (TAK) leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million for the next three years and US$6 million for the following 18 years. The lease is also subject to variable lease payments based on tonnage shipped and market prices for zinc over the lease term. As at June 30, 2019, the related lease liability was $140 million (US$107 million).

c)	Lease Liability Continuity

(CAD$ in millions)

As at December 31, 2018	$338
IFRS 16 adoption	342
Cash flows
Principal payments	(70)
Interest payments	(21)
Non-cash changes
Additions	77
Accretion	21
Changes in foreign exchange and other	(15)
As at June 30, 2019	$672

72        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

10.	EQUITY

a)	Share-Based Compensation
During the first two quarters of 2019, we granted 1,940,210 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $28.62, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $10.73 per share option at the grant date using the Black-Scholes option pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 1.81%, a dividend yield of 1.05% and an expected volatility of 41%.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively referred to as units). DSUs and RSUs are granted to both employees and directors. PSUs and PDSUs are granted to employees only.

During the first two quarters of 2019, we issued 1,093,903 units to employees and directors. DSUs and RSUs issued vest immediately for directors and vest in three years for employees. PSUs and PDSUs vest in three years. The PSUs and PDSUs have performance vesting criteria that may result in 0% to 200% of units ultimately vesting. The total number of units outstanding at June 30, 2019 was 5,292,294.

Share-based compensation expense of $9 million and $25 million (2018 – $27 million and $54 million) was recorded for the three and six months ended June 30, 2019, respectively, for all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

	June 30,	June 30,
(CAD$ in millions)	2019	2018

Currency translation differences	$359	$406
Unrealized loss on marketable equity and debt securities (net of tax of $4 and $3)	(22)	(20)
Realized gain on marketable equity and debt securities (net of tax $nil and $nil)	(1)	3
Share of other comprehensive loss of associates and joint ventures	(1)	(1)
	$335	$388

c)	Dividends

Dividends of $0.05 per share (totaling $28 million) were paid on our Class A common and Class B subordinate voting shares in the second quarter of 2019.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

We purchased for cancellation 10,985,035 Class B subordinate voting shares under our normal course issuer bid during the first two quarters of 2019.
73        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between operations are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets have been allocated amongst segments.

	Three months ended June 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,588	$646	$749	$295	$–	$3,278
Less: Intra-segment revenues	–	–	(140)	–	–	(140)
Revenues	1,588	646	609	295	–	3,138
Cost of sales	(868)	(472)	(486)	(261)	–	(2,087)
Gross profit	720	174	123	34	–	1,051
Asset impairment	(171)	–	–	–	–	(171)
Other operating income (expenses)	(46)	(92)	(24)	(3)	(102)	(267)
Profit (loss) from operations	503	82	99	31	(102)	613
Net finance expense	(15)	(33)	(12)	(9)	7	(62)
Non-operating income (expenses)	(7)	37	(2)	–	(209)	(181)
Profit (loss) before taxes	481	86	85	22	(304)	370
Capital expenditures	272	389	64	41	3	769

74        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$1,582	$731	$787	$78	$–	$3,178
Less: Intra-segment revenues	–	–	(162)	–	–	(162)
Revenues	1,582	731	625	78	–	3,016
Cost of sales	(811)	(456)	(431)	(77)	–	(1,775)
Gross profit	771	275	194	1	–	1,241
Other operating income (expenses)	(26)	(65)	3	(2)	(77)	(167)
Profit (loss) from operations	745	210	197	(1)	(77)	1,074
Net finance expense	(11)	(10)	(8)	(3)	(16)	(48)
Non-operating income (expenses)	5	3	2	2	(24)	(12)
Share of loss of associates and joint ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	739	202	191	(2)	(118)	1,012
Capital expenditures	187	174	90	76	2	529

	Six months ended June 30, 2019
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$3,140	$1,276	$1,593	$507	$–	$6,516
Less: Intra-segment revenues	–	–	(272)	–	–	(272)
Revenues	3,140	1,276	1,321	507	–	6,244
Cost of sales	(1,694)	(932)	(1,047)	(478)	–	(4,151)
Gross profit	1,446	344	274	29	–	2,093
Asset impairment	(171)	–	–	–	–	(171)
Other operating income (expense)	(64)	(97)	(10)	(11)	(165)	(347)
Profit (loss) from operations	1,211	247	264	18	(165)	1,575
Net finance expense	(29)	(45)	(23)	(15)	(4)	(116)
Non-operating income (expense)	(14)	41	(5)	(2)	(126)	(106)
Profit (loss) before taxes	1,168	243	236	1	(295)	1,353
Capital expenditures	555	680	112	97	6	1,450
Goodwill	702	402	–	–	–	1,104
Total assets	16,063	12,456	3,907	6,208	2,581	41,215

75        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2018
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$3,170	$1,470	$1,737	$78	$–	$6,455
Less: Intra-segment revenues	–	–	(347)	–	–	(347)
Revenues	3,170	1,470	1,390	78	–	6,108
Cost of sales	(1,583)	(902)	(945)	(77)	–	(3,507)
Gross profit	1,587	568	445	1	–	2,601
Other operating income (expense)	(33)	(126)	(6)	9	(147)	(303)
Profit (loss) from operations	1,554	442	439	10	(147)	2,298
Net finance expense	(27)	(20)	(18)	(4)	(18)	(87)
Non-operating income (expense)	19	4	5	1	(53)	(24)
Share of loss of associates and joint ventures	–	(1)	–	–	(1)	(2)
Profit (loss) before taxes	1,546	425	426	7	(219)	2,185
Capital expenditures	439	315	146	288	3	1,191
Goodwill	702	404	–	–	–	1,106
Total assets	15,264	10,043	3,811	6,167	3,349	38,634

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2019, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Ltd. (TML) in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions are no longer part of the case.

A hearing with respect to natural resource damages and assessment costs is expected to follow completion of the remedial investigation and Feasibility Study being undertaken by TAI.
76        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

12.	CONTINGENCIES, continued

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

During the year ended December 31, 2018, Teck Coal Limited (TCL) received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government in British Columbia. This permit references the Elk Valley Water Quality Plan, an area-based management plan developed by Teck in accordance with a 2013 Order of the British Columbia Minister of Environment. If federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. It is not possible at this time to fully assess the viability of TCL’s potential defences to any charges, or to estimate the potential financial impact on TCL of any conviction. Nonetheless, that impact may be material.

13.	SEASONALITY OF SALES
Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
77        Teck Resources Limited 2019 Second Quarter News Release

Teck Resources Limited
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices for forward curves for respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2019 and December 31, 2018 are summarized in the following table:

(CAD$ in millions)	June 30, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$742	$–	$–	$742	$68	$–	$–	$68
Marketable equity securities	47	–	36	83	44	–	36	80
Debt securities	99	–	3	102	90	–	3	93
Settlement receivables	–	516	–	516	–	557	–	557
Derivative instruments and embedded derivatives	–	26	–	26	–	86	–	86
	$888	$542	$39	$1,469	$202	$643	$39	$884

Financial liabilities
Derivative instruments and embedded derivatives	$–	$41	$–	$41	$–	$45	$–	$45
Settlement payables	–	46	–	46	–	45	–	45
	$–	$87	$–	$87	$–	$90	$–	$90

As at June 30, 2019, we measured certain non-financial assets at their recoverable amounts using a FVLCD basis, which is classified as a Level 3 measurement (Note 4).

15.	INCOME TAXES

During the quarter, legislation was enacted to reduce the Alberta corporate tax rate from 12% to 8% over the next two and a half years. As a result, we recognized a deferred tax recovery of $39 million and our current Canadian statutory income tax rate was reduced from 27% to 26.94%.

78        Teck Resources Limited 2019 Second Quarter News Release